UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

COBRA ELECTRONICS CORPORATION

(Name of Subject Company)

COBRA ELECTRONICS CORPORATION

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.33 1/3 PER SHARE

(Title of Class of Securities)

191042100

(CUSIP Number of Class of Securities)

Robert J. Ben

Senior Vice President, Chief Financial Officer and Secretary

Cobra Electronics Corporation

6500 West Cortland Street

Chicago, Illinois 60707

Telephone (773) 889-8870

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Pran Jha

Scott Williams

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annex hereto, this “Schedule 14D-9”) relates is Cobra Electronics Corporation, a Delaware corporation (“Cobra” or the “Company”). The address of the Company’s principal executive offices is 6500 West Cortland Street, Chicago, Illinois 60707. The telephone number of the Company’s principal executive offices is (773) 889-8870.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.33 1/3 per share (each, a “Share”). As of September 9, 2014, there were 7,170,800 issued Shares and 6,602,980 outstanding Shares (not including 567,820 Shares that were held in the treasury of the Company). In addition, as of September 9, 2014, 325,350 Shares were reserved for issuance upon the exercise of outstanding options to purchase Shares (each, an “Option”), and there were 31,575 Shares of unvested restricted stock subject to transfer and other restrictions (which number is included in the number of issued and outstanding Shares set forth above) (“Restricted Stock”).

Item 2.	Identity and Background of Filing Person.

Name and Address

Cobra, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Venom Electronics Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Venom Electronics Holdings, Inc., a Delaware corporation (“Parent”). Parent and Purchaser are affiliates of Monomoy Capital Partners II, L.P., a Delaware limited partnership (“Fund II”), and MCP Supplemental Fund II, L.P. a Delaware limited partnership (“MCP Fund II” and together with Fund II, each a “Sponsor” and, collectively, the “Sponsors”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on September 10, 2014 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase any (subject to the Minimum Condition, as defined below) and all of the outstanding Shares at a price per Share of $4.30 (the “Offer Price”), net to the seller thereof in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 2014 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 27, 2014 (as amended or modified from to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides that, following the consummation of the Offer and subject to the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), no stockholder vote will be required to consummate the Merger, and the Merger will be effected immediately following the consummation of the Offer. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are owned by the Company or any wholly-owned subsidiary of the Company or owned by Parent or Purchaser and (ii) Shares held by stockholders, if any, who are entitled to appraisal rights under Section 262 of the DGCL and who have complied with all of the provisions of the DGCL concerning the right of holders of Shares to require appraisal of such Shares) will automatically be cancelled and converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), less any applicable withholding taxes. As a result of the Merger, the Shares will cease to be publicly traded, and the Surviving Corporation will become a wholly-owned subsidiary of Parent.

The closing of the Offer is subject to the satisfaction or waiver of certain closing conditions as further described in the Offer to Purchase, including, without limitation, the valid tender of the number of shares that, when added to the Shares beneficially owned by Parent or Purchaser (if any), would represent at least one full Share more than a majority of the outstanding Shares, determined on a fully diluted basis (which assumes conversion and exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof and excluding from Shares tendered in the Offer Shares tendered by guaranteed delivery for which underlying Shares have not been received and any Shares tendered by the Company or any wholly-owned subsidiary of the Company) (the “Minimum Condition”).

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on October 7, 2014, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law. Either party may terminate the Merger Agreement if Shares are not accepted for payment pursuant to the Offer on or prior to November 10, 2014.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of each of Parent and Purchaser is c/o Monomoy Capital Partners II, L.P., 142 West 57th Street, Seventeenth Floor, New York, NY 10019.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on the Company’s website at www.cobra.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9 and is not incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (a) the Company or any of its affiliates, on the one hand, and (b)(i) any of the Company’s executive officers, directors or affiliates or (b)(ii) Purchaser or any of its executive officers, directors or affiliates, on the other hand.

Arrangements with Parent, Purchaser and Certain of Their Affiliates

Merger Agreement

On August 27, 2014, the Company, Parent and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in “Section 11—The Merger Agreement; Other Agreements—The Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) hereto and is incorporated herein by reference.

Holders of Shares and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing matters as facts, and may be subject to standards of materiality applicable to the contracting parties that are different from what may be viewed as material by holders of Shares. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser and should not be relied upon as disclosures about the Company, Parent or Purchaser. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Confidentiality Agreement

Chaperone Holdings, Inc. (“Chaperone”), an affiliate of the Sponsors, and the Company entered into a confidentiality agreement, dated January 28, 2014 (as amended or supplemented from time to time, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Chaperone agreed to keep confidential, subject to certain exceptions provided for in the Confidentiality Agreement, information furnished directly on behalf of the Company to Chaperone or any of its affiliates or representatives to Chaperone or any of its representatives and to use such information solely for the purpose of evaluating, negotiating, advising or financing with respect to, or consummating, a possible transaction between Chaperone, or one of its affiliates, and the Company. Chaperone has agreed, subject to certain exceptions, that it and certain of its affiliates would not, for a period of eighteen months from the date of the Confidentiality Agreement, directly or indirectly, solicit the services of or employ (i) any officer of the Company or (ii) other management-level employee of the Company or any of its direct or indirect subsidiaries and about whom the Company provided substantive confidential information regarding such person’s skills and role in the Company to facilitate an evaluation of, or otherwise in connection with, a possible transaction between Chaperone, or one of its affiliates, and the Company. Chaperone also agreed to standstill provisions, which have since expired, that prohibited Chaperone and its affiliates from taking certain actions involving or with respect to the Company from the date of the Confidentiality Agreement through March 15, 2014, subject to certain exceptions.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) hereto and is incorporated herein by reference.

Sponsor Commitment Agreement

On August 27, 2014, concurrently and in connection with the execution of the Merger Agreement, Parent entered into a Financing Commitment Letter, dated August 27, 2014 (the “Sponsor Commitment Agreement”), with the Sponsors. Pursuant to the Sponsor Commitment Agreement, each Sponsor has agreed on a pro rata basis, severally and in accordance with each Sponsor’s respective Commitment Percentage (as defined below), to contribute, or cause to be contributed, as an equity contribution and/or through its affiliates to loan or cause to be loaned to Parent and/or Purchaser an aggregate amount equal to $45,000,000 (the “Sponsor Contribution”). “Commitment Percentage” means (i) with respect to Fund II, 96.934% and (ii) with respect to MCP Fund II, 3.066%. Each of the Sponsors may provide an amount less than its Commitment Percentage of the Sponsor Contribution, provided that such lesser amounts are in the aggregate sufficient, when taken together with the amounts available to Parent and Purchaser under any third party debt financing, to (i) fund the aggregate consideration pursuant to the Offer and the Merger subject to Section 3.1 of the Merger Agreement, (ii) repay Cobra’s then outstanding indebtedness for borrowed money under the Credit Agreement (defined below) and

(iii) pay related fees and expenses of Parent. The proceeds from the Sponsor Contribution are required to be used to fulfill Parent’s funding obligations with regard to the aggregate amounts required to be deposited with the paying agent for the benefit of the Company’s stockholders under the Merger Agreement, for the repayment of the Company’s then outstanding indebtedness for borrowed money under that certain Credit Agreement dated July 16, 2010 among the Company, Harris N.A., as administrative agent, and the lenders party thereto, as amended (the “Credit Agreement”), and related fees and expenses of Parent. The Sponsors’ obligations to make the Sponsor Contribution are subject to the satisfaction, or waiver by Parent and Purchaser, if permitted, of the conditions set forth in Schedule I to the Merger Agreement. The Company is a third-party beneficiary of the Sponsor Commitment Agreement and is entitled to specifically enforce the terms of the Sponsor Commitment Agreement on behalf of Parent solely to the extent that Parent is entitled to enforce the Sponsor Commitment Agreement.

The foregoing summary of the Sponsor Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the Sponsor Commitment Agreement, which is filed as Exhibit (b)(1) hereto and is incorporated herein by reference.

Limited Guaranty

On August 27, 2014, concurrently and in connection with the execution of the Merger Agreement, the Sponsors entered into a limited guaranty in favor of the Company (the “Limited Guaranty”). Pursuant to the Limited Guaranty, on the terms and subject to the conditions set forth therein, the Sponsors agreed to pro rata, severally and in accordance with their respective Commitment Percentage, irrevocably and unconditionally guarantee any amounts payable (but in any event not to exceed $1,137,501.96) by Parent or Purchaser to the Company upon and solely in the event of a willful breach by Parent or Purchaser of the Merger Agreement pursuant to and subject to the limitations of Section 9.7(b)(iv) of the Merger Agreement (the “Guaranteed Obligation”). Neither of the Sponsors will be required to pay more than its Commitment Percentage of the Guaranteed Obligation under the Limited Guaranty. The obligations of the Sponsors under the Limited Guaranty will expire from and after the earliest of (i) the Effective Time, (ii) the payment and satisfaction in full of each Sponsor’s Commitment Percentage of the Guaranteed Obligation and (iii) the date that is ninety (90) days following termination of the Merger Agreement in accordance with its terms. However, if the Company has presented a claim on or prior to such 90th day, the obligations of the Sponsors under the Limited Guaranty shall not expire until such claim has been finally settled or otherwise resolved as specified in the Limited Guaranty.

The foregoing summary of the Limited Guaranty does not purport to be complete and is qualified in its entirety by reference to the Limited Guaranty, which is filed as Exhibit (b)(2) hereto and is incorporated herein by reference.

Amendment to Rights Plan

In connection with the Company’s execution of the Merger Agreement, the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”), entered into a First Amendment, dated August 27, 2014 (the “Rights Plan Amendment”), to the Amended and Restated Rights Agreement dated November 3, 2011 between the Company and the Rights Agent (as amended, the “Rights Plan”). The Rights Plan Amendment provides that, among other things, none of the Offer, the execution of the Merger Agreement nor the consummation of the Merger or the other transactions contemplated by the Merger Agreement will trigger the exercise of the stockholders’ rights or any adverse event under the Rights Plan. In particular, none of Parent, Purchaser, or any of their respective affiliates or associates will be or any of their respective affiliates or associates will be deemed to be an Acquiring Person (as defined in the Rights Plan) solely by virtue of the Offer, the approval, execution, delivery, or adoption of the Merger Agreement or the consummation of the Offer or the Merger or any other transactions contemplated by the Merger Agreement. The Rights Plan Amendment also provides that all of the stockholders’ rights triggerable under the Rights Plan will expire in their entirety immediately prior to the Effective Time of the Merger without any payment to be made on behalf thereof.

The foregoing summary of the Rights Plan Amendment does not purport to be complete and is qualified in its entirety by reference to the Rights Plan Amendment, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Certain of the Company’s executive officers and directors have interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of holders of Shares generally. The special committee of the board of directors of the Company constituted to consider the transactions contemplated by the Merger Agreement (the “Strategic Transactions Committee”) and the board of directors of the Company (the “Board”) were aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching their respective decisions to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in “Item 4—The Solicitation or Recommendation—Recommendation of the Board—Reasons for the Board’s Recommendation.”

Effect of the Offer and the Merger on Outstanding Shares and Equity Awards Held by the Current Executive Officers and Directors of the Company

Treatment of Shares

The Company’s directors and executive officers who tender the Shares they own for purchase pursuant to the Offer will receive the same cash consideration per Share on the same terms and conditions as the other Company stockholders who tender Shares. As of September 9, 2014, the directors and executive officers of the Company beneficially owned, in the aggregate, 184,808 Shares, excluding Shares issuable upon the exercise of Options or upon vesting of Restricted Stock. If the directors and executive officers were to tender all 184,808 of these Shares in the Offer and those Shares were accepted for payment and purchased by Purchaser, then the directors and executive officers would receive, in the aggregate, $794,675 in cash. If the directors and executive officers of the Company who own Shares do not tender their Shares in the Offer, upon consummation of the Merger, such Shares will represent the right to receive the Merger Consideration on the same terms and conditions as the other stockholders of the Company, and the directors and executive offers would receive, in the aggregate, $794,675 in cash. Pursuant to the Tender and Support Agreement (as defined below), each of the Company’s directors and executive officers has agreed to tender their respective Shares in the Offer.

Company Stock Options

The Merger Agreement provides that, immediately prior to the Effective Time, each Option that has an exercise price that is less than the Offer Price, whether or not exercisable or vested, will become fully vested and converted into the right to receive a cash payment equal to the product of (a) the number of Shares subject to such Option immediately prior to the Effective Time and (b) the amount by which the Offer Price exceeds the per share exercise price of such Option, without interest (less any required tax withholdings). However, any Option that has a per share exercise price equal to or greater than the Offer Price will be cancelled without the payment of any consideration.

Restricted Stock

The Merger Agreement provides that, immediately prior to the Effective Time, each outstanding share of Restricted Stock, whether vested or unvested, will become fully vested and all restrictions and repurchase rights thereon shall lapse and shall be converted into the right to receive at the Effective Time an amount equal to the product of (a) the total number of such shares of Restricted Stock without regard to vesting and (b) the Offer Price, without interest (less any required tax withholdings).

Summary of Share and Equity Award-Related Payments to the Current Executive Officers and Directors of the Company

The following table sets forth the approximate amount of the payments that each of the Company’s directors and executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement based on the number of Shares beneficially owned by each director and executive officer and pursuant to their equity-based compensation awards held as of September 9, 2014, which are payable as described above.

	Shares		Stock Options			Restricted Stock
Name	Number	Cash Consideration	Number of Shares Subject to Vested Options	Number of Shares Subject to Unvested Options	Aggregate Cash Consideration for Options	Number of Shares Subject to Unvested Restricted Stock	Cash Consideration for Restricted Stock
James R. Bazet (1)	88,140	$379,002	23,100	—	$10,626	11,550	$49,665
Sally A. Washlow (2)	11,625	$49,988	11,550	—	$5,313	5,775	$24,833
Robert J. Ben	12,700	$54,610	5,700	—	$2,622	4,800	$20,640
William P. Carmichael	30,000	$129,000	—	—	—	—	—
John S. Lupo	12,000	$51,600	—	—	—	—	—
Ian R. Miller	11,000	$47,300	—	—	—	—	—
S. Sam Park (3)	19,343	$83,175	—	—	—	—	—

(1)	Includes 1,670 shares owned by Mr. Bazet’s spouse.
(2)	Includes 1,000 shares owned by Ms. Washlow’s spouse.
(3)	Includes 4,699 shares and 5,000 shares owned by The Xandi Park Trust and The Tephi Park Trust, respectively, for both of which Mr. Park is trustee.

Treatment of the Company Equity Incentive Plans

The Company’s equity incentive plans will terminate as of the Effective Time. The foregoing summary of the treatment of the Company’s equity incentive plans does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Cobra Electronics Corporation 2010 Equity Incentive Plan, the Cobra Electronics Corporation 1997 Stock Option Plan and the Cobra Electronics Corporation 2000 Stock Option Plan (as applicable), which are filed as Exhibits (d)(1), (e)(2), (e)(3) and (e)(4) hereto, respectively, and are incorporated herein by reference.

Change in Control Severance Benefits Agreements with Executive Officers

Executive Deferred Compensation Plan

The Executive Deferred Compensation Plan was established by the Company to provide retirement benefits to James Bazet, the Chairman and Chief Executive Officer of the Company.

If Mr. Bazet’s employment is terminated for reasons other than death or cause (as defined in the plan), his total annual benefits under the plan will be equal to 60% of his “average annual compensation” (the average of his salary and bonus for the three years in which that combined amount was the highest). If Mr. Bazet becomes entitled to benefits under the plan, he will receive benefits for a payment period of 15 years. Mr. Bazet is fully vested under the plan.

The estimated benefits payable to Mr. Bazet under the plan are not determinable because future compensation information is unknown. Assuming that Mr. Bazet’s average annual compensation equals the aggregate of his 2013 salary and bonus, Mr. Bazet will be entitled to a yearly benefit under the plan of $367,070.

Mr. Bazet’s beneficiary is entitled to receive a single lump sum payment under the plan in the event of Mr. Bazet’s death while employed at the Company. Such payment will equal the present value of a hypothetical payment of the greater of (i) 100% of Mr. Bazet’s annual salary in the year of his death paid over ten years and (ii) 60% of Mr. Bazet’s average annual compensation, determined as set forth above, paid over 15 years.

The foregoing summary of the Executive Deferred Compensation Plan does not purport to be complete and is qualified in its entirety by reference to the Executive Deferred Compensation Plan, as amended, which is filed as Exhibit (e)(5)-(6) hereto and is incorporated herein by reference.

2002 Deferred Compensation Plan for Select Executives

The 2002 Deferred Compensation Plan for Select Executives was established by the Company to provide retirement benefits to certain executives selected by the Company, including Sally Washlow, President of the Company, and Robert Ben, Senior Vice President, Chief Financial Officer and Secretary of the Company. A participant must be credited with at least four years of service with the Company to be entitled to any benefits under the plan at which time the participant is 10% vested. If the participant remains employed with the Company beyond four years, the participant’s vested percentage will increase in 10% increments annually until he or she reaches seven years of service; thereafter, the vested percentage will increase in 20% increments until the participant is fully vested at ten years of service. As of December 31, 2013, Ms. Washlow and Mr. Ben have completed six and five years of service, respectively, with the Company for purposes of determining benefits under the plan and therefore are 30% and 20% vested, respectively. Under the terms of the plan, the participant will be deemed to have completed ten years of service and become fully vested in the event of the participant’s disability or a change in control (as defined in the plan). The consummation of the transactions contemplated by the Merger Agreement would constitute a change in control (as defined in the plan).

The plan provides that an account will be maintained for each participant, and, as of each December 31 following December 31, 2002 (or later if the participant’s entry date into the plan is after that date), an amount will be credited to the participant’s account together with an adjustment for any investment gains or losses and expenses, which are or would be realized by the Company for the preceding twelve months (or shorter period if the entry date is after January 1). The annual amount contributed by the Company is determined based upon such key factors as: (i) the participant’s years remaining to age 65; (ii) the participant’s base salary at entry date (adjusted prospectively for any significant change in this base salary due, for example, to a promotion); (iii) an assumed percentage increase in the participant’s salary per annum; (iv) an assumed gross return on investments; and (v) an annual benefit paid over a ten year period based on 50% of the average of the participant’s projected salary for the three years prior to attaining age 65. Under the terms of the plan, the Company is not required to actually invest the participant’s account balance in any such investment media nor even set assets aside in an amount equal to the participant’s account balance but must in its sole discretion select an investment media in which the participant’s account balance is to be considered, for bookkeeping purposes only, as invested.

Upon termination of a participant’s employment with the Company for reasons other than death or cause (as defined in the plan), a participant will receive his or her account balance in ten annual installments, with the first installment made as soon as administratively practicable within 90 days of the January 1 following the later of the date of the participant’s termination of employment and the date on which the participant attains age 65; provided, however, that if a participant terminates employment during the two year period following a change in control, the first installment will be made as soon as administratively practicable within 90 days of the January 1 following the participant’s termination of employment.

The estimated benefits payable to Ms. Washlow and Mr. Ben under the plan are not determinable because future investment gains or losses and expenses and the age at which they will retire are unknown.

A participant’s beneficiary is entitled to receive a single lump sum payment under the plan in the event of the participant’s death while employed at the Company and prior to the participant’s receipt of retirement payments under the plan. Such payment will equal the present value of a hypothetical payment of 50% of the participant’s annual compensation for the calendar year during which the participant’s death occurs, paid over five years.

The foregoing summary of the 2002 Deferred Compensation Plan for Select Executives does not purport to be complete and is qualified in its entirety by reference to the 2002 Deferred Compensation Plan for Select Executives, as amended, which is filed as Exhibit (e)(7)-(10) hereto and is incorporated herein by reference.

Post-Termination Benefits Under Employment Agreements

The employment agreements with Mr. Bazet, Ms. Washlow and Mr. Ben provide for certain post-termination benefits, as described below, upon certain terminations of employment. The employment agreements also include non-solicit provisions that would generally apply for one year following the executive’s termination of employment and confidentiality provisions that would apply for an unlimited period of time following the executive’s termination of employment. Mr. Bazet’s employment agreement also includes a non-compete provision that applies for one year following termination of employment.

Under the terms of Mr. Bazet’s employment agreement, if Mr. Bazet’s employment is terminated by the Company for reasons other than cause, death or disability, or if he voluntarily terminates his employment after (i) Mr. Bazet’s removal as a director of the Company prior to the termination of Mr. Bazet’s full-time employment (subject to certain exceptions), (ii) Mr. Bazet’s demotion in title or responsibilities and duties, other than Mr. Bazet ceasing to be Chairman of the Board, (iii) the prevention of Mr. Bazet by the Board from exercising the duties and responsibilities Chief Executive Officer, or (iv) an uncured breach by the Company of a material term of Mr. Bazet’s employment agreement (each of clause (i) through (iv) being referred to herein as a “Change in Status”), in each case prior to December 31, 2015, he will be entitled to receive the following termination benefits:

•	Salary through and including the effective date of termination;

•	Any annual performance bonus earned but not yet paid for any fiscal year of the Company ended on or prior to the effective date of termination;

•	Other employee benefits in accordance with applicable plans and programs of the Company for claims incurred, or benefits accrued and vested, on or prior to the effective date of termination;

•	The retirement benefits described above under “—Executive Deferred Compensation Plan;”

•	Gap insurance coverage;

•	A payment equal to $32,000; and

•	Severance payments, payable over a period of 18 months, in an amount equal to 1.5 times Mr. Bazet’s annual salary.

In connection with Ms. Washlow’s promotion to the position of President, Mr. Bazet waived any “Change in Status” that would have resulted from his ceasing to hold the title of President. In addition, Mr. Bazet will be entitled to receive a pro-rated annual performance bonus for any portion of the fiscal year prior to such termination or a termination due to disability. Mr. Bazet would also receive a one-time payment equal to $32,000 for a termination due to disability.

In the event that Mr. Bazet’s employment is terminated by the Company for reasons other than cause, death or disability within 24 months following a change of control (as defined in Mr. Bazet’s employment agreement), he will be entitled to the termination benefits described above except that, in lieu of the severance payments specified above, he will receive a payment upon termination of employment in an amount equal to two times his annual salary, payable either in a lump sum or over a period of 24 months. The consummation of the transactions contemplated by the Merger Agreement would constitute a change of control (as defined in Mr. Bazet’s employment agreement).

Under the terms of Ms. Washlow and Mr. Ben’s employment agreements, if the executive’s employment is terminated by the Company for reasons other than cause, death or disability, or if the executive voluntarily terminates her or his employment after (i) a material diminution in the executive’s authority, duties or responsibilities as an officer of the Company, (ii) a material change in the geographic location at which the executive must perform services or (iii) a material breach by the Company of the terms of the executive’s employment agreement (each of clause (i) through (iii) being referred to herein as a “Material Negative Change”), the executive will be entitled to receive the following termination benefits:

•	Salary through and including the effective date of termination;

•	Salary continuation payments for a period of 12 months following the effective date of termination;

•	Continued healthcare coverage for a period of 12 months following the effective date of termination; and

•	Outplacement benefits (up to a maximum fee of 15% of the executive’s total compensation).

In addition, Ms. Washlow and Mr. Ben would be entitled to receive a pro-rated annual performance bonus for any portion of the fiscal year prior to such termination. In the event of a change in control (as defined in the Company’s 2010 Equity Incentive Plan), all outstanding equity awards held by Ms. Washlow and Mr. Ben would become fully vested. The consummation of the transactions contemplated by the Merger Agreement would constitute a change in control (as defined in the Company’s 2010 Equity Incentive Plan).

See also “Item 8—Additional Information—Golden Parachute Compensation.”

Employment Agreements

As noted above, Mr. Bazet, Ms. Washlow and Mr. Ben are employed pursuant to agreements with the Company. Each employment agreement sets forth, among other things, the named executive officer’s minimum base salary, management incentive opportunities and entitlement to participate in our benefit plans. Mr. Bazet’s employment agreement expires December 31, 2015 (subject to an extension for up to six months in the case of a contemplated change in control pursuant to a definitive agreement entered into within six-months of the December 31, 2015 expiration date). The employment agreements for Ms. Washlow and Mr. Ben have no expiration dates.

Mr. Bazet’s employment agreement provides that his base salary will be increased by a minimum of 3% each year. Effective June 1, 2014, Mr. Bazet’s base salary is $625,814. The 2014 base salaries established by the Compensation Committee for Ms. Washlow and Mr. Ben are $293,550 and $249,456, respectively. The salary of each such executive is subject to an annual review by the Compensation Committee.

In addition, the employment agreements provide annual performance bonuses. Please see “—Annual Bonuses” below, for a discussion of the annual performance bonuses. Mr. Bazet is also eligible to receive a one-time bonus of $32,000 and full vesting of equity awards granted to Mr. Bazet after the effective date of his employment agreement if Mr. Bazet remains employed with the Company through December 31, 2015.

Pursuant to the employment agreements, Mr. Bazet, Ms. Washlow and Mr. Ben are each entitled to an annual perquisite allowance of $25,000, $10,000 and $10,000, respectively, to be used for perquisites of their choice. In the past, such perquisites have included car allowances, health-club memberships and purchases of exercise equipment.

The foregoing summary of the employment agreements does not purport to be complete and is qualified in its entirety by reference to the employment agreements of Mr. Bazet, Ms. Washlow and Mr. Ben, which are filed as Exhibits (e)(11), (e)(12)-(13) and (e)(14) hereto, respectively, and are incorporated herein by reference.

Annual Bonuses

Mr. Bazet is eligible to receive an annual bonus pursuant to the terms of his employment agreement. Under the terms of Mr. Bazet’s employment agreement, Mr. Bazet is entitled to a bonus equal to 2.5% of the Company’s pre-tax operating profit, subject to adjustment for certain extraordinary or other nonrecurring or unusual items, plus an additional performance bonus of $75,000, $100,000 or $150,000 if pre-tax operating profit in any fiscal year during the employment period exceeds $5 million (but is less than $7 million), exceeds $7 million (but is less than $8.5 million) or exceeds $8.5 million, respectively.

Under the Company’s 2014 Executive Incentive Plan, Ms. Washlow and Mr. Ben are entitled to earn cash bonuses based upon the achievement by the Company of a pre-established performance goal for 2014. The 2014 performance goal consists of a targeted operating profit level of the Company. If the target operating profit level was exceeded by an identified amount, Ms. Washlow would be entitled to receive 100% to 150% of her “target” award and Mr. Ben would be entitled to receive 100% to 140% of his “target” award. If the target operating profit level was not met but one of five lesser identified operating profit levels was achieved, Ms. Washlow and Mr. Ben would be entitled to receive 50%, 60%, 70%, 80% or 90% of her or his respective “target” awards depending on the level of operating profit achieved. Under the plan, the “target” award for Ms. Washlow is 40% of base salary and the “target” award for Mr. Ben is 35% of base salary. For purposes of the plan, “operating profit” is calculated based on the Company’s consolidated results, without regard to extraordinary or other nonrecurring items or unusual items in accordance with generally accepted accounting principles.

Pursuant to the terms of Ms. Washlow’s and Mr. Ben’s employment agreements, each such executive would be entitled to receive a pro-rated annual performance bonus for any portion of the fiscal year prior to termination by the Company for any reason other than for cause, death or disability, or if the executive voluntarily terminates her or his employment after a Material Negative Change (as defined above).

The foregoing summary of the 2014 Executive Incentive Plan does not purport to be complete and is qualified in its entirety by reference to the 2014 Executive Incentive Plan, which is filed as Exhibit (e)(15) hereto and is incorporated herein by reference.

Director Compensation

Directors who are not employees of the Company receive annual retainers of $30,000. Each non-employee director receives a fee of $1,500 for attendance at each Board meeting and a fee of $500 for attendance at each committee meeting, not to exceed one Board meeting and one committee meeting or two committee meetings on any one day. When a committee meeting occurs on the same day as a Board meeting or another committee meeting, the fee of the committee meeting or meetings is reduced to $400 for each such committee meeting. Committee chairpersons are paid an additional annual retainer as follows: Governance and Nominating Committee chair, $6,000; Audit Committee chair, $15,000; and Compensation Committee chair, $12,000.

Employee Matters Following Closing

The Merger Agreement provides that, for one year following the Effective Time, Parent will provide or will cause the Surviving Corporation to provide each employee of the Company or its subsidiaries as of immediately prior to the Effective Time (each, a “Company Employee”) coverage under vacation and sick leave policies that are not materially less favorable to such Company Employee than those provided to such Company Employee immediately prior to the Effective Time. In addition, Parent will or will cause the Surviving Corporation to honor each Company Employee’s accrued but unused vacation and sick leave as of the Effective Time under the applicable vacation and sick leave policies of the Company and its subsidiaries.

For one year following the Effective Time, for any Company Employee who is terminated by Parent, the Surviving Corporation or any of their respective affiliates, Parent will provide or will cause the Surviving Corporation or an affiliate thereof to provide severance benefits on a basis no less favorable than would have been received had such Company Employee been terminated prior to the Effective Time. Parent has also agreed to take all reasonable actions so that such Company Employees shall be given credit for services rendered for purposes of eligibility, vesting and (for vacation, sick leave policies and severance benefits only) benefit accrual under Company benefit plans.

The foregoing summary of employee matters following the Effective Time does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (d)(1) hereto and is incorporated herein by reference.

Section 16 Matters

The Board has taken action to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the transactions contemplated by the Merger Agreement are exempt under Rule 16b-3 promulgated under the Exchange Act.

Indemnification, Directors’ and Officers’ Insurance

The Company’s certificate of incorporation contains certain provisions permitted under the DGCL relating to the liability of the Company’s directors and officers. These provisions eliminate the Company’s directors’ personal liability to the Company or its stockholders for monetary damages resulting from a breach of fiduciary duty other than (a) for any breach of the duty of loyalty to the Company or its stockholders, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (which relates to unlawful payment of dividends and unlawful stock purchases or redemptions) and (d) for any transaction from which the director derived an improper personal benefit. Additionally, the Company’s certificate of incorporation requires the Company to indemnify any current or former director or officer to the fullest extent permitted by applicable law and to advance expenses to any such person in connection with defending any suit, action or proceeding. The Company’s bylaws also contain provisions that require the Company to indemnify any current or former director or officer to the fullest extent permitted by the DGCL.

Pursuant to the Merger Agreement, for six years after the Effective Time, Parent has agreed to cause the respective certificate of incorporation and bylaws of the Surviving Corporation to contain provisions at least as favorable with respect to exculpation, indemnification and advancement of expenses. In addition, the Merger Agreement provides that any contractual rights of indemnification in existence as of the date of the Merger Agreement with any directors, officers or employees of the Company or any of its subsidiaries will be assumed by the Surviving Corporation.

Additionally, pursuant to the Merger Agreement, Parent has agreed to, and to cause the Surviving Corporation to, indemnify, to the fullest extent permitted by applicable law, each current or former director or officer of the Company (each, an “Indemnified Person”) against losses and expenses arising out of actions or omissions occurring at or prior to the Effective Time, in each case, to the same extent and in the same manner as provided in the organizational documents of the Company or under any applicable laws as in effect on the date of the Merger Agreement. In connection with the foregoing, the Surviving Corporation will advance the expenses of any such Indemnified Person incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such person is not legally entitled to indemnification under applicable law).

The Company also maintains officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities. Pursuant to the Merger Agreement, if the Company has not done so prior to the Effective Time, Parent has agreed to cause the Surviving Corporation to obtain an insurance and indemnification policy that provides coverage for a period of six years from and after the

Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries of such policy than the Company’s existing directors’ and officers’ liability insurance policy. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, Parent has agreed to cause the Surviving Corporation to either continue to maintain in effect the D&O Insurance in place as of the date of the Merger Agreement or to purchase comparable D&O Insurance, in each case for a period of at least six years from and after the Effective Time and with terms, conditions, retentions and limits of liability that are at not less favorable in the aggregate to the intended beneficiaries of such policy than the Company’s existing policies as of the date of the Merger Agreement. However, if the premium for such “tail” policy exceeds 200% of the current annual premium, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

The foregoing summary of the indemnification of officers and directors and directors’ and officers’ liability insurance pursuant to the Merger Agreement, the Company’s charter and the Company’s bylaws does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Company’s charter and the Company’s bylaws (as applicable), which are filed as Exhibits (d)(1), (e)(16) and (e)(17) hereto, respectively, and are incorporated herein by reference.

Tender and Support Agreements

Each of James R. Bazet, Chairman and Chief Executive Officer of the Company, Sally A. Washlow, President of the Company, Robert J. Ben, Senior Vice President, Chief Financial Officer and Secretary of the Company, William P. Carmichael, director of the Company, John S. Lupo, director of the Company, Ian R. Miller, director of the Company, and S. Sam Park, director of the Company (collectively, the “Tendering Stockholders”), have entered into a Tender and Support Agreement dated August 27, 2014 (the “Tender and Support Agreement”) with Parent and Purchaser. Pursuant to the Tender and Support Agreement, each Tendering Stockholder has agreed, among other things, to tender and not withdraw his or her Shares in the Offer within ten business days following the commencement of the Offer and, if necessary, to vote his or her shares in favor of the Merger Agreement. The Shares to be tendered by the Tendering Stockholders pursuant to the Tender and Support Agreement represent approximately 2.67% of the outstanding Shares determined on a fully-diluted basis.

The foregoing summary of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(18) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on August 27, 2014, the Board unanimously:

(a) authorized, approved and adopted the Merger Agreement and declared it advisable and in the best interests of the Company and its stockholders for the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement;

(b) authorized the execution and delivery of the Merger Agreement and the consummation by the Company of the Merger;

(c) determined that the Company is eligible to effect the Merger pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”);

(d) approved the Rights Plan Amendment; and

(e) recommended that, subject to the terms and conditions of the Merger Agreement, the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Background of the Offer and the Merger

The Board has periodically reviewed the Company’s strategic alternatives. As part of this review, the Board has considered potential business combinations, the sale of the Company and other transactions, including potential acquisitions and options available to return capital to the Company’s stockholders.

In March 2013, James R. Bazet, Chairman and Chief Executive Officer of the Company was contacted by a representative of Falconhead Capital L.L.C. (“Falconhead”), then owner of Escort, Inc. (“Escort”), to discuss a possible stock-for-stock merger of Escort and the Company which would result in shareholders of Escort owning a majority of the shares of the Company. Falconhead subsequently sent Mr. Bazet preliminary valuation materials with respect to the proposed transaction. After discussions with the Board, Mr. Bazet subsequently informed Falconhead that the Company was not interested in pursuing discussions with respect to such a transaction at that time and that the Company was focused on pursuing growth outside of its legacy categories.

On October 22, 2013, Justin Hillenbrand, Co-CEO of Monomoy Capital Partners (“Monomoy Capital Partners”) and Chairman of the Board of Escort, which an affiliate of the Sponsors and Parent had acquired from Falconhead in October 2013, contacted Mr. Bazet to inquire about Mr. Bazet’s availability to meet to discuss the Company’s strategic objectives. Mr. Bazet informed Mr. Hillenbrand that due to his travel schedule and in light of the busy fourth quarter selling season, it would be best to defer such a meeting until early 2014.

On November 22, 2013, Mr. Hillenbrand sent Mr. Bazet a letter indicating Escort’s desire to enter into discussions immediately for the acquisition of the Company at a purchase price of $4.00 per share (the previous day’s closing price was $2.90 per Share) and also indicating Escort’s expectation to be able to raise its offer if it was provided access to non-public information. Mr. Hillenbrand’s letter noted that the purchase price would be financed through equity contributions by Fund II, and that the transaction would not be subject to a financing condition. The letter requested a 30-day exclusivity period to finalize a definitive agreement and to allow Escort to conduct confirmatory due diligence.

On December 4, 2013, the Board held a telephonic meeting to discuss the letter received from Escort. At the meeting, the Company’s counsel, Sidley Austin LLP (“Sidley”), provided a briefing on the fiduciary duties of the Board under Delaware law in the context of considering strategic alternatives, including a potential sale of the Company. At the meeting, the Board authorized management to engage William Blair & Co., LLC (“William Blair”), which had provided various investment banking services to the Company in the past, to act as the Company’s financial advisor in connection with its review of strategic alternatives, including the evaluation of the proposal received. William Blair was selected to do this work based on, among other considerations, its familiarity with the industry and industry participants, and its knowledge of the mergers and acquisitions market and its familiarity with the Company itself (as William Blair had previously provided financial advisory services to the Company from time to time).

On December 6, 2013, Mr. Bazet contacted Mr. Hillenbrand to confirm that the Board would be assessing Escort’s proposal. On December 12, 2013, Mr. Hillenbrand contacted Mr. Bazet to request the name and contact information of the director who would be leading the Board assessment of Escort’s proposal.

On December 18, 2013, at its regular meeting, the Board received management’s presentation of the Company’s plan for 2014 and five-year plan. At the same meeting, the Board authorized the execution of an engagement letter with William Blair. In addition, the Board constituted a special committee consisting of the independent members of the Board designated as the strategic transactions committee (the “Strategic Transactions Committee”), to be chaired by William P. Carmichael, to review Escort’s proposal and consider other possible strategic transactions involving the Company. The Company and William Blair entered into an engagement letter later that day.

On December 23, 2013, representatives of William Blair contacted Mr. Hillenbrand to inform him that William Blair had been engaged by the Company and would be performing a preliminary financial analysis of the Company. On January 3, 2014, Mr. Hillenbrand contacted Mr. Bazet requesting a response from the Company to the offer memorialized in Escort’s November 22, 2013 letter and also requesting a period of exclusivity to perform due diligence. Mr. Hillenbrand also stated that if the Company did not provide a response in the next week, Escort would be forced to escalate its offer more broadly. On January 6, 2014, representatives of William Blair informed Escort’s financial advisor, Houlihan Lokey (“Houlihan”), that William Blair had commenced its work and that it would take approximately two weeks for William Blair to complete its preliminary financial analysis of the Company.

On January 20, 2014, the Strategic Transactions Committee held a telephonic meeting at which representatives of William Blair provided William Blair’s preliminary financial analysis of the Company. In addition, representatives of William Blair discussed additional parties that might have an interest in a strategic transaction involving the Company. Representatives of William Blair noted that, based on William Blair’s financial analysis, they did not believe that it was likely that financial buyers would provide an attractive valuation of the Company because of the limitations on the debt financing that could be raised based on the Company’s cash flow and asset base. At the meeting, the Strategic Transactions Committee authorized William Blair to contact 37 of the parties identified by William Blair about a possible transaction involving the Company and the Strategic Transactions Committee also authorized management to enter into the Confidentiality Agreement with Escort’s parent company, which would include a customary “standstill” provision. On January 22, 2014, representatives of William Blair held a telephone conference with representatives of Houlihan during which Houlihan offered three alternative paths to a transaction, (i) a $4.00 per Share purchase price with no due diligence review by Escort and a customary “go shop” period, (ii) 30 days of exclusivity during which Escort would conduct due diligence to support a $4.25 per Share price or, (iii) if the Company did not agree to one of the first two alternatives, Escort would review its options, including the possible public disclosure of the $4.00 per Share offer memorialized in Escort’s November 22, 2013 letter.

On January 23, 2014, the Strategic Transactions Committee held a telephonic meeting to discuss the alternatives proposed by Escort. At the meeting, the Strategic Transactions Committee authorized William Blair to inform Escort that the Company was not willing to accept the $4.00 per Share offer but was willing to enter into the Confidentiality Agreement containing a customary “standstill” provision to allow Escort to receive non-public information with respect to the Company in connection with its due diligence of a possible higher per Share offer. Later on January 23, 2014, Houlihan informed William Blair that Escort would agree to a short standstill period expiring March 15, 2014. Between January 24, 2014 and January 28, 2014, the parties negotiated the Confidentiality Agreement and on January 28, 2014, the Company and Chaperone, the parent company of Escort, entered into the Confidentiality Agreement containing a standstill provision extending until March 15, 2014.

Following the execution of the Confidentiality Agreement, representatives of William Blair, Houlihan and Sponsors discussed the commercial sensitivity of sharing certain non-public information with Escort, a competitor to the Company in certain product lines. To address this concern, on February 10, 2014, the Company, Monomoy Capital Partners and Ernst & Young, LLP (“E&Y”), the Sponsors’ accounting advisor, entered into a clean room agreement pursuant to which Monomoy Capital Partners agreed that no commercially sensitive information regarding the Company would be shared with Monomoy Capital Partners or its affiliates, and that the third party advisors of Monomoy Capital Partners would perform the financial, operational and legal diligence with respect to such competitively sensitive information. The agreement further provided that specific financial details regarding certain product lines would not be shared with Monomoy Capital Partners, and that E&Y would be allowed to review this data and to provide summary reports of the data to Monomoy Capital Partners. On February 10, 2014, Monomoy Capital Partners and its representatives, including third party advisors, received access to the Company’s due diligence datasite, which included non-public information relating to the Company.

On February 6, 2014 and on February 10, 2014, Escort’s counsel, Kirkland & Ellis, LLP (“Kirkland”), provided Sidley with a draft merger agreement. Between January 30, 2014 and February 18, 2014, William Blair contacted the 37 strategic participants previously approved by the Strategic Transactions Committee to assess their interest in discussing a transaction involving the Company. Three parties in addition to Escort entered into confidentiality agreements with the Company. On February 18, 2014, at the regularly scheduled meeting of the Board, the Strategic Transactions Committee received an update on the due diligence review conducted by Escort and William Blair’s discussions with the other parties.

At a telephonic meeting held on March 5, 2014, the Strategic Transactions Committee received an update on William Blair’s contacts with various parties. Representatives of William Blair reported that of the four parties that had entered into confidentiality agreements, two parties, Escort and a designer and manufacturer of mobile communications products (“Company A”), were progressing with a review of non-public information with respect to the Company. William Blair also reported that Houlihan had indicated to William Blair that Escort might be able to increase its valuation of the Company to $4.50 per Share, subject to due diligence. On March 7, 2014, Escort delivered a letter to the Company setting forth its revised offer of $4.40 per Share in cash for all of the outstanding shares of the Company (the previous day’s closing price was $3.39 per Share), subject to due diligence. On March 10, 2014, the Strategic Transactions Committee met telephonically to discuss Escort’s revised offer. The Strategic Transactions Committee also received an update on contacts with Company A from William Blair and management, including the expectation that Company A would submit an indication of interest setting forth its proposed valuation of the Company in the next few days. On March 20, 2014, Company A delivered a draft letter of intent to the Company indicating its willingness to purchase the Company for cash in an amount in the range of $4.00 per Share to $4.68 per Share, subject to due diligence. On March 24, 2014, Company A delivered correspondence to the Company indicating a revised valuation range of $4.15 per Share to $4.68 per Share, subject to due diligence (the previous day’s closing price was $3.35 per Share).

On March 26, 2014, the Strategic Transactions Committee met telephonically to discuss the indications of interest received from Escort and Company A. The Strategic Transactions Committee authorized William Blair to go back to Escort and Company A to attempt to improve their respective valuations (and, in the case of Company A, to have its proposal expressed in terms of a single offer price as opposed to a range of values) and to receive more information with which to judge the certainty of closing a transaction with each party. On March 31, 2014, Company A delivered correspondence to the Company indicating its willingness to purchase the Company at a price of $4.50 per Share in cash, subject to due diligence (the previous day’s closing price was $3.33 per Share), and setting forth information with respect to its financing sources. On April 2, 2014, the Strategic Transactions Committee met telephonically to consider the bids received. At the meeting, the Strategic Transactions Committee authorized William Blair to request each party to submit its best and final bid. On April 14, representatives of William Blair, Mr. Bazet and, representatives of Company A and representatives of Company A’s largest shareholder and principal financing source, a Taiwanese-based company, met in Hong Kong to discuss the transaction. On April 16, 2014, Company A confirmed its $4.50 per Share offer and Escort confirmed its $4.40 per Share offer (the previous day’s closing price was $3.27 per Share), each subject to due diligence. On April 16, 2014, the Strategic Transactions Committee met telephonically to discuss the bids and authorized William Blair to notify each party that, on April 23, 2014, the Company would award a period of exclusivity to complete due diligence and negotiate a definitive merger agreement to the party with the most attractive bid.

On April 23, 2014, Company A confirmed its previous offer price per Share, and representatives of Houlihan confirmed Escort’s previous offer price per Share. On the same date, the Strategic Transactions Committee met in person and received a legal briefing from Sidley on the Strategic Transaction Committee’s fiduciary duties under Delaware law in the context of considering the Company’s strategic alternatives, including a potential sale of the Company. The Strategic Transactions Committee also received a legal briefing on, and discussed in detail, the regulatory issues relating to a transaction with Escort. At the meeting, representatives of William Blair provided a financial analysis of the two proposals. William Blair also noted that Company A was unable to consummate the transaction without financial support from its largest shareholder, and highlighted the difficulty of not only confirming the financial wherewithal of an offshore entity, but also the ability to legally bind Company A’s largest shareholder to fund the transaction. The Strategic Transactions Committee then authorized management to enter into an exclusivity agreement with Company A to permit Company A to complete its due diligence and to negotiate a definitive merger agreement.

On April 27, 2014, the Company and Company A entered into an exclusivity agreement pursuant to which the Company agreed not to solicit offers from third parties, subject to customary exceptions permitting discussions with respect to unsolicited proposals to the extent required for the Board to comply with its fiduciary duties. The term of the exclusivity agreement was until May 23, 2014 with a possible extension period until May 30, 2014 upon the agreement of both parties. During the weeks of April 27, 2014 and May 4, 2014, representatives of Company A conducted onsite due diligence at the offices of the Company. On April 30, 2014, Sidley provided Company A’s counsel with a draft merger agreement relating to the transaction.

On May 26, 2014, Mr. Bazet had a telephone conference with the chief executive officer of Company A in which the chief executive officer of Company A indicated that the board of directors of Company A had approved the transaction but did not provide details on the terms or price. On May 28, 2014, the chief executive officer of Company A informed Mr. Bazet that the board of directors of Company A had authorized it to move forward with the transaction at a price of $3.70 per Share but, based on the due diligence conducted to date, was not prepared at that time to proceed with a transaction at the $4.50 per Share price previously indicated. Also, on May 28, 2014, the Strategic Transactions Committee met telephonically to receive an update on the due diligence conducted by Company A and a report with respect to Mr. Bazet’s conversations with the chief executive officer of Company A. The Strategic Transactions Committee directed Mr. Bazet to inform Company A that the exclusivity period under the exclusivity agreement had lapsed as of May 23, 2014 and that unless Company A could proceed at the $4.50 per Share price previously indicated, discussions between the parties would cease. Mr. Bazet informed the chief executive officer of Company A of the Strategic Transactions Committee’s decision later on May 28, 2014.

On June 2, 2014, the Strategic Transactions Committee held a telephonic meeting to discuss the status of discussions with Company A. At the meeting, the Strategic Transactions Committee determined to cease discussions with Company A and discussed the possibility of reengaging in discussions with Escort. The Strategic Transactions Committee discussed the issues surrounding a possible transaction with Escort, including potential regulatory issues. The Strategic Transactions Committee then authorized William Blair to contact Escort to discuss whether it was interested in resuming discussions.

On June 2, 2014 and June 3, 2014, representatives of William Blair held several telephone conferences with Mr. Hillenbrand and representatives of Houlihan. Mr. Hillenbrand expressed his interest in pursuing a transaction at a $4.40 per Share valuation, subject to due diligence, on an expedited basis and stated that Escort was prepared to conduct onsite due diligence at the offices of the Company during the week of June 8, 2014. Mr. Hillenbrand also expressed his desire for the Company to provide its comments to the draft merger agreement distributed by Kirkland in February 2014 prior to commencing work to finalize the due diligence review of the Company. On June 5, 2014, Sidley provided Kirkland with a draft of the merger agreement reflecting the Company’s comments to the draft previously provided by Kirkland. From June 8, 2014 through June 24, 2014, representatives of Escort received due diligence materials relating to the Company through a due diligence datasite and management of the Company held numerous telephone conferences with representatives and advisors of Escort regarding due diligence topics.

On June 24, 2014, Mr. Hillenbrand sent a letter to Mr. Bazet and Mr. Carmichael stating that, although Escort had hoped to move forward with a transaction on an expedited timeline at an offer of $4.40 per Share, because the financial results of the Company were significantly below plan for the year to date, prior to moving forward with the $4.40 per Share offer, Escort would need to review management’s updated projections for the second half of 2014, which were not expected for several weeks. Mr. Hillenbrand stated that, in the alternative, Escort would be prepared to move forward immediately at a price of $4.00 per Share.

On June 27, 2014, the Strategic Transactions Committee met telephonically to consider Escort’s proposal. At the meeting, Mr. Bazet provided management’s current estimate of the Company’s second quarter results as well as a preview of management’s reforecast for the second half of 2014 which, in accordance with the Company’s customary practice, was being prepared for the Board’s late July meeting. Mr. Bazet noted that management had formulated an expense reduction plan to be implemented in the second half of 2014 that was expected to contribute to improved financial performance of the Company in the second half of 2014. The Strategic Transactions Committee met again telephonically on June 30, 2014. At the meeting, representatives of William Blair provided its updated financial analysis of the Company. Representatives of William Blair noted that management had historically had difficulty in projecting future results of the Company due to the nature of rapid product innovation in the consumer electronics industry. In response, the Strategic Transactions Committee instructed William Blair to include sensitivity analysis with any forecast-based analysis to reflect the historical differences between management’s projections and the Company’s results. Representatives of William Blair presented their financial analysis at a price of $4.40 per Share and a price of $4.00 per Share. They also provided financial analysis of a transaction at $4.20 per Share. After discussion, the Strategic Transactions Committee authorized William Blair to propose to Escort that it move forward at a price of $4.20 per Share without awaiting management’s updated projections.

On July 2, 2014, representatives of William Blair held a telephone conference with Mr. Hillenbrand and representatives of Houlihan during which Mr. Hillenbrand indicated that he was prepared to move forward at $4.20 per Share (the previous day’s closing price was $3.93 per Share) and discussed the steps needed for Escort to complete its due diligence review of the Company. From July 2, 2014 through July 15, 2014, representatives of Parent and Purchaser continued their due diligence review of the Company and, during this period, the Sponsors determined to acquire the Company through Parent and the Purchaser rather than Escort. On July 15, 2014, Mr. Hillenbrand, Mr. Carmichael, representatives of Houlihan and William Blair and representatives of Kirkland and Sidley held a telephone conference to discuss the major issues in the merger agreement. Also, on July 15, 2014, Kirkland provided Sidley with a revised draft of the merger agreement.

On July 23, 2014, the Strategic Transactions Committee held an in person meeting at the regular Board meeting of the Company to discuss the progress with respect to the transaction and the open issues in the draft merger agreement, including the treatment of regulatory issues. The Strategic Transactions Committee also noted the recent increase in the trading price of the Company’s Shares which reduced the premium being offered by Parent at the proposed $4.20 per Share price. The Strategic Transactions Committee discussed various alternatives, including ceasing discussions with Parent, moving forward on the current terms or requiring additional protections in connection with regulatory concerns. The Strategic Transactions Committee authorized Mr. Carmichael and William Blair to discuss the Strategic Transactions Committee’s concerns with Mr. Hillenbrand and Houlihan. On July 28, 2014, Mr. Hillenbrand, Mr. Carmichael and representatives of William Blair and Houlihan held a call during which Mr. Hillenbrand reiterated his desire to move forward with the transaction at a price of $4.20 per Share and expressed his belief that stockholders of the Company would support a transaction at that price. He also stated that he believed that Parent could complete its due diligence and be in a position to execute definitive transaction agreements in a three week timeframe. The provisions of the merger agreement were also discussed, and Mr. Hillenbrand indicated that Parent would agree to provisions in the merger agreement permitting either party to terminate the merger agreement if the transaction had not been consummated within 75 days after the date of execution of the definitive merger agreement. He also stated that Parent would agree that there would be no termination fee if the merger agreement were terminated by the Company to pursue a superior transaction or if the merger agreement were terminated by either party after the designated termination date.

On July 29, 2014, the Strategic Transactions Committee met to receive a report on the call with Mr. Hillenbrand. The Strategic Transactions Committee discussed regulatory concerns and the benefits of the shorter termination date as well as the impact of not having a termination fee payable by Parent to the Company if the transaction was not consummated for regulatory reasons. The Strategic Transactions Committee also discussed the desirability of being able to terminate the merger agreement without paying a termination fee to pursue an unsolicited acquisition proposal received after the execution of a merger agreement. The Strategic Transactions Committee then discussed the price being offered by Parent in light of the current trading price of the Company’s Shares and the desirability of seeking an increase to the purchase price. At the meeting, representatives of Sidley provided a legal briefing on the fiduciary duties of the Strategic Transactions Committee under Delaware law in the context of considering the Company’s strategic alternatives, including a potential sale of the Company. The Strategic Transactions Committee then determined to permit Parent to finalize its due diligence and to continue negotiations of definitive documentation with the goal of being able to announce a transaction on the timeline proposed by Mr. Hillenbrand.

On August 5, 2014, Sidley sent a revised draft of the merger agreement to Kirkland. On August 9, 2014, representatives of Kirkland and Sidley held a telephone conference to discuss issues in the draft merger agreement, including termination fees and caps on liabilities for breach of the merger agreement. On August 11, 2014, Kirkland sent Sidley a revised draft of the merger agreement. On August 14, 2014, Justin Hillenbrand, representatives of Houlihan and William Blair and representatives of Kirkland and Sidley held a telephone conference to discuss the status of due diligence and documentation. Representatives of Houlihan confirmed that the acquiring entity would be formed by Parent and would not be a subsidiary of Escort. Mr. Hillenbrand indicated that he expected Parent to have completed its due diligence by August 22, 2014. On August 18, 2014, Mr. Hillenbrand, representatives of Houlihan and William Blair and representatives of Kirkland and Sidley held another telephone conference to discuss the status of the due diligence and documentation. Later that day, Kirkland delivered a draft tender and support agreement to Sidley. On August 19, 2014, Sidley delivered a revised draft of the merger agreement to Kirkland and Kirkland delivered a draft financing commitment of the Sponsor to Sidley. On August 20, 2014, Sidley delivered a revised draft of the tender and support agreement to Kirkland and Kirkland delivered a revised draft of the merger agreement and a draft guaranty of the Sponsor to Sidley.

On August 21, 2014, the Strategic Transactions Committee met to receive an update on the status of due diligence and documentation. Representatives of William Blair confirmed that Parent was on track to complete its due diligence by the close of business on August 22, 2014. The Strategic Transactions Committee then discussed the desirability of seeking an increase to Parent’s offer price. The Strategic Transactions Committee and representatives of William Blair discussed strategy and the Strategic Transactions Committee authorized William Blair to propose an increase to the price to $4.40 per Share based on the increased cash flow that Parent would receive if the Company terminated its deferred compensation plans prior to consummation of the transaction and liquidated the underlying assets to pay the associated deferred compensation liabilities. Representatives of William Blair held a number of telephone conferences with Mr. Hillenbrand and representatives of Houlihan on August 22, 2014 and August 23, 2014 to discuss a possible increase in the purchase price and other elements of the transaction. On August 23, 2014, following additional discussions regarding the timing and structure of the transaction, Mr. Hillenbrand proposed an increase to the purchase price to $4.30 per Share without any change to the treatment of the Company’s deferred compensation plans (the previous day’s closing price was $3.95 per Share).

On the evening of August 25, 2014, the Strategic Transactions Committee met telephonically to consider Parent’s revised proposal. Representatives of William Blair provided an overview of their updated financial analysis of the transaction and representatives of Sidley provided an update on the status of documentation. After discussion and deliberation, the Strategic Transactions Committee determined to move ahead with the transaction. Later on August 25, 2014, Sidley delivered revised drafts of the merger agreement and the related agreements to Kirkland. On August 26, 2014 and the morning of August 27, 2014, Sidley and Kirkland continued to negotiate and revise the merger agreement and related agreements.

In the afternoon of August 27, 2014, the Strategic Transactions Committee met to consider Parent’s revised proposal and the terms of the Merger Agreement. At the meeting, the Strategic Transactions Committee received and considered the financial analysis of William Blair as well as the review by Sidley of the terms of the Merger Agreement (including structure and timing considerations, offer conditions, regulatory-related provisions, non-solicitation provisions and provisions relating to the ability of the Company to consider unsolicited third party proposals and to terminate the Merger Agreement under certain circumstances without payment of a termination fee), the tender and support agreements to be executed by members of the Board and executive officers of the Company, the Limited Guaranty and the Sponsor Commitment Agreement. Sidley also provided the Strategic

Transactions Committee with a legal briefing on its fiduciary duties under Delaware law in the context of considering the Company’s strategic alternatives, including a potential sale of the Company. William Blair then delivered its opinion to the Strategic Transactions Committee to the effect that, as of the date of such opinion and subject to the qualifications, limitations and assumptions set forth therein, the per Share consideration to be received by the Company’s stockholders in the Offer and Merger is fair, from a financial point of view, to such stockholders. Following discussions among the members of the Strategic Transactions Committee, management of the Company and representatives of William Blair and Sidley, the Strategic Transactions Committee unanimously (i) determined that it is advisable and in the best interests of the Company and its stockholders for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and (ii) recommended that the Board approve the Merger Agreement. Thereupon, the Board unanimously (i) authorized, approved and adopted the Merger Agreement and determined that it is advisable and in the best interest of the Company and its stockholders for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (ii) authorized the execution and delivery of the Merger Agreement and consummation of the Merger, (iii) determined that the Company is eligible to effect the Merger pursuant to Section 251(h) of the DGCL, (iv) approved the Rights Plan Amendment and (v) recommended that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer. After the meetings of the Strategic Transactions Committee and the Board, Parent, the Purchaser and the Company executed the Merger Agreement and the Tender and Support Agreement, the Limited Guaranty and the Sponsor Commitment Agreement were executed by the parties thereto.

Before the opening of trading on the Nasdaq Stock Market on August 28, 2014, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement. The press release is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Reasons for the Board’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company stockholders accept the Offer and tender their Shares in the Offer, the Strategic Transactions Committee and the Board consulted with the Company’s senior management team and outside legal and financial advisors and considered and evaluated numerous factors over the course of over 20 meetings of the Board and the Strategic Transaction Committee since the Company received Escort’s initial unsolicited offer to acquire the Company on November 22, 2013, including the following material factors, each of which the Strategic Transactions Committee and the Board believes supported its unanimous determinations:

Challenges the Company Faces as an Independent Company; Strategic Alternatives

The Board considered the possibility of continuing to operate the Company as an independent public company, including the related risks and uncertainties and the prospects for the Company going forward as an independent entity. In doing so, the Board considered the following:

•	the current and historical financial condition, results of operations and business of the Company, the Company’s financial plan and prospects if it were to remain an independent company, the risks associated with achieving and executing upon the Company’s financial plan and the other risks disclosed under “Risk Factors” in the Company’s most recent annual report on Form 10-K;

•	the fact that the Company’s total annual adjusted EBITDA, revenues and net income have each declined since 2011;

•

the financial projections prepared by senior management of the Company and the risks associated with the ability to meet such projections if it were to continue to operate as an independent company, including the Company’s historical underperformance of actual results to projected results, and certain sensitivity analyses prepared by William Blair at the direction of the Strategic Transactions Committee due to the Company’s historical underperformance of actual results to projected results;

•	recent expense reduction initiatives implemented by the Company and the risks associated with the ability to fully realize the benefit of such expense reductions;

•	overall industry conditions, including customer consolidation, customer spending shifting to different technologies, competition with other vendors that have greater brand recognition and significantly greater financial resources and who supply larger customer bases than the Company, the limitations on the Company’s ability to introduce new products more efficiently and at a lower cost than its competitors, and challenges faced by the Company in competing with larger vendors given the Company’s existing product portfolio and product development pipeline;

•	the recent failure of the Company to meet the required minimum amount of trailing twelve month EBITDA (as defined under its credit agreement) requiring successive amendments or waivers under the credit agreement and, in light of such recent failures, various financing alternatives available to the Company, including the probability of negotiating a new credit agreement; and

•	Company management’s agreement to support the transactions contemplated by the Merger Agreement.

The Board undertook, through the Strategic Transactions Committee, a strategic review process with the assistance of William Blair, which considered various strategic alternatives and alternative transactions in addition to a possible sale of the Company to Parent.

•	The Board considered its belief that the value offered to stockholders in the Offer and the Merger was more favorable to stockholders than the potential value of remaining an independent public company or pursuing other reasonably available strategic alternatives, including organic growth, particularly in light of the range of potential benefits to the Company’s stockholders of these alternatives and the assessment that no other reasonably available alternatives were reasonably likely to create greater value for the Company’s stockholders after taking into account risk of execution as well as business, competitive, industry and market risk.

•	The Board considered its belief that the Offer Price was the highest price reasonably attainable by the Company’s stockholders in a sale of the Company. The Board also considered its view that the Company, with the assistance of its advisors, negotiated the highest price per Share that Parent was willing to pay, and that the Company, with the assistance of William Blair, identified and contacted 37 potential acquisition partners to obtain the highest value reasonably available to the Company’s stockholders. The Board considered the advice of William Blair that financial buyers were unlikely to provide an attractive valuation of the Company. The Board also considered the fact that, while there were preliminary discussions and meetings with several potential third party acquisition partners, each of the parties ultimately indicated that they were not interested in acquiring the Company or participating in a sales process at a price at or above $4.30 per Share.

•	The Board considered its belief that, unless the Company were able to implement successfully a variety of strategic initiatives, at least maintain its current margins, achieve volume growth greater than its long-term outlook and experience a significant increase in the trading multiple of its Shares, the Company’s Share price was not reasonably likely to reach a level substantially in excess of $4.30 per Share in the short or medium term. The Board also considered the risk that the Company’s Share price would return to levels significantly below $4.30 per Share.

•	The Board considered other items potentially enhancing and diminishing the value of the Company and the management’s discussion of those items, individually and in the aggregate.

Cash Tender Offer & Merger Consideration; Certainty of Value; Liquidity

The Board also considered the following, with respect to the Offer Price and Merger Consideration:

•	the fact that the Offer Price and Merger Consideration represents:

•	a 10.5% premium over the closing price of the Shares on August 26, 2014 (the last trading day prior to the approval of the Merger Agreement by the Board); and

•	a premium of 7.0%, 11.0% and 20.8% over the volume weighted average closing price of the Shares reported for the one-month, three-month and six-month periods, respectively, prior to August 26, 2014 and a 48.3% premium over the closing price of the Shares on the day prior to the November 22, 2013 initial unsolicited offer from Escort.

•	the relative lack of trading volume for and illiquidity of the Shares and the limited ability for stockholders to achieve value for their Shares in the public market;

•	the fact that the form of consideration to be paid to stockholders in the Offer and the Merger is all cash, providing the Company’s stockholders with certainty of value and liquidity upon payment of such cash consideration, in comparison to the risks and uncertainty that would be inherent in engaging in a transaction in which all or a portion of the consideration is payable in stock;

•	the historic trading ranges of the Shares and the potential trading range of the Shares, and the potential impact of takeover speculation, among other factors, on such ranges;

•	the fact that the Offer Price is approximately 7.5% higher than the $4.00 per Share price included in the initial proposal received from Escort on November 22, 2013, on which date the Shares closed at $2.90 per Share;

•	the fact that despite a thorough and rigorous process no other potential bidder submitted a definitive proposal to acquire the Company at or above $4.30 per share;

•	the Board’s belief that, based on the history of the Company’s negotiations with Parent, it had obtained Parent’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable; and

•	the financial analyses reviewed and discussed with the Board by representatives of William Blair, including its opinion that, as of August 27, 2014, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Offer Price to be paid to the holders of Shares (other than Parent and its affiliates) pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders.

Merger Agreement

•	General Terms. The Board considered the general terms and conditions of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations as well as the likelihood of the consummation of the Offer and the Merger, the proposed transaction structure, the termination provisions of the Merger Agreement and the Board’s evaluation of the likely time period necessary to close the transactions contemplated by the Merger Agreement.

•	Ability to Consider Alternative Transactions and to Terminate the Merger Agreement. The Board considered that it would be permitted to furnish non-public information and engage in discussions and negotiations with any third party that provided to the Company an unsolicited proposal that the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes, or could reasonably be expected to lead to, a superior proposal. The Board also considered that it would be able to terminate the Merger Agreement to enter into an acquisition agreement with respect to a superior proposal and noted that the exercise of this right would not require the Company to pay any termination fee.

•	Ability to Change Recommendation to Stockholders. The Board considered that it retained the ability to withdraw, modify or qualify its recommendation to stockholders of the Company if it determines in good faith (after consultation with its financial advisor and outside legal counsel) that a failure to do so is inconsistent with its fiduciary duties in response to either a superior proposal or a material development, fact, change, event, occurrence or circumstance with respect to the Company that was not known as of the date on which the Merger Agreement was executed and prior to the acceptance of Shares for payment pursuant to the Offer. The Board also noted that the exercise of this right would give Parent the right to terminate the Merger Agreement but would not require the Company to pay Parent a termination fee.

•	Termination Fee. The Board considered the fact that no termination fee is payable by the Company if it terminates under the Merger Agreement for a superior proposal. The Board also considered the fact that there is a cap on the liability of either party in the case of a willful breach of the Merger Agreement and no other monetary liability for breach of the Merger Agreement by either party.

•	Speed and Likelihood of Consummation

•	No Financing Condition. The Board considered that the Merger is not subject to a financing condition and, in particular, that (a) Parent had entered into the Sponsor Commitment Agreement with the Sponsors to provide sufficient funding for the transaction, and (b) the Sponsors entered into a Limited Guaranty in favor of the Company pursuant to which the Sponsors guaranteed the performance of certain obligations of Parent and Purchaser under the Merger Agreement.

•	The Board considered the fact that the consummation of the Offer is conditioned on a majority of the fully diluted Shares being validly tendered (and not properly withdrawn) in the Offer and that such minimum tender condition cannot be waived by Purchaser.

•	The Board considered the fact that there are relatively few conditions to the Offer and the Merger and that there are no material regulatory filings that are required to consummate the Offer and the Merger.

•	The Board considered the fact that either the Company or Parent can terminate the Merger Agreement if the Offer is not consummated within 75 days from the date of the Merger Agreement.

•	Specific Performance Right. The Board considered the fact that if Parent or Purchaser fails, or threatens to fail, to satisfy its obligations under the Merger Agreement, the Company is entitled to specifically enforce the Merger Agreement, subject to certain conditions, in addition to any other remedies to which the Company may be entitled, and the Board considered the fact that the Company would have the right to specifically enforce the Sponsors’ obligations to cause the financing to be funded under the Sponsor Commitment Agreement.

•	Availability of Dissenter Rights. The Board considered the availability of dissenter rights under Delaware law to the Company’s stockholders who object to the Merger and who otherwise comply with all of the required procedures under Delaware law, which provides those eligible stockholders with an opportunity to have the Delaware Court of Chancery determine the fair value of their Shares, which may be more than, less than or the same as the amount such stockholders would have received under the Merger Agreement.

•	Tender Offer Structure. The Board considered the fact that the Offer followed by the second-step Merger for the same cash consideration would likely enable holders of Shares the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction. The Board also considered the availability of Section 251(h) under Delaware law, which would permit Purchaser to close the Merger under Delaware law more quickly than alternative structures.

Negative Factors

The Board also considered certain risks and other potentially negative factors concerning the transactions contemplated by the Merger Agreement, including:

•	Antitrust Risk. The Board considered the fact that Escort, an affiliate of Parent and a portfolio Company of the Sponsors, is a direct competitor of the Company in certain products and certain channels and the risk that the Offer and Merger might not be consummated in a timely manner or at all due to an inquiry or investigation by a governmental entity surrounding antitrust concerns relating to the transaction. The Board noted that Parent is not required to consummate the Offer if a United States governmental entity shall have opened and not closed an investigation of the Offer, the Merger or any of the transactions contemplated by the Merger Agreement or if a United States governmental entity shall have requested or required in writing (and not withdrawn such request or requirement) that the parties not consummate the Offer closing, Merger or any of the other transactions contemplated by the Merger Agreement and that, under such circumstances, the Company would have incurred significant transaction and opportunity costs without the possibility of a reverse termination fee.

•	Risk of Non-Consummation. The Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting public announcement of termination of the Merger Agreement on:

•	the market price of the Shares. In that regard, the Board noted that the market price could be affected by many factors, including (i) the reason or reasons for which the Merger Agreement was terminated and whether such termination resulted from factors adversely affecting the Company, (ii) the possibility that, as a result of the termination of the Merger Agreement, the marketplace would consider the Company to be an unattractive acquisition candidate, and (iii) the possible sale of Shares by short-term investors following an announcement of termination of the Merger Agreement;

•	the Company’s operating results, particularly in light of the costs incurred in connection with the transaction;

•	the potential diversion of management and employee attention and the potential effect on business and customer relationships; and

•	the Company’s ability to attract and retain key personnel.

•	Possible Disruption of Business. The Board considered the possible disruption to the Company’s business that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of the Company’s management and employees. The Board also considered the fact that the Merger Agreement contains limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger.

•	Future Growth. The Board considered the fact that if the proposed Merger is consummated, the Company would no longer exist as an independent company, and the Company’s stockholders would no longer participate in the potential future growth and profits of the Company. The Board concluded that providing the Company’s stockholders the opportunity to sell their Shares at an attractive price currently was preferable to remaining as an independent public company in which the holders of such Shares would have a speculative potential for future gain.

•	Offer and Merger Consideration Taxable. The Board considered that the cash consideration to be received by the Company’s stockholders in the Offer and the Merger would be taxable to the stockholders. The Board believed that this was mitigated by the fact that the entire consideration payable in the transaction would be cash, providing adequate cash for the payment of any taxes due.

•	Interests of Directors and Officers that are Distinct from the Interest of the Company’s Stockholders. The Board considered the interests of certain members of senior management and the members of the Board, in the Offer and the Merger, which interests may be different from, or in addition to, those of the Company’s stockholders, which could impact such person’s recommendation with respect to the transactions contemplated by the Merger Agreement.

Other

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether, or to what extent, any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented, including the factors described above.

Intent to Tender

Each of the Company’s executive officers and directors is a party to the Tender and Support Agreement and, therefore, the Company expects that each of the Company’s executive officers and directors will tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority and other than Shares subject to Options). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of the Company’s Financial Advisor

William Blair was retained to act as financial advisor to the Strategic Transactions Committee in connection with the possible sale of the Company. As part of its engagement, the Strategic Transactions Committee requested that William Blair render an opinion to the Strategic Transactions Committee as to whether the Offer Price to be received by the Company’s stockholders (other than Parent and its affiliates) was fair to such stockholders, from a financial point of view. On August 27, 2014, William Blair delivered its oral opinion to the Strategic Transactions Committee and subsequently confirmed in writing that, as of August 27, 2014 and based upon and subject to the assumptions, qualifications and limitations stated therein, the Offer Price to be received by the Company’s stockholders (other than Parent and its affiliates) was fair to such stockholders, from a financial point of view.

The full text of William Blair’s written opinion, dated August 27, 2014, is attached as Annex A to this Schedule 14D-9 and incorporated herein by reference. You are urged to read the entire opinion carefully and in its entirety to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by William Blair in rendering its opinion. The analysis performed by William Blair should be viewed in its entirety; none of the methods of analysis should be viewed in isolation. William Blair’s fairness opinion was directed to the Strategic Transactions Committee for its benefit and use in evaluating the fairness of the Offer Price to be received pursuant to the Merger Agreement and relates only to the fairness, as of the date of William Blair’s fairness opinion and from a financial point of view, of the Offer Price to be received by the Company’s stockholders (other than Parent and its affiliates) in the proposed Offer and Merger pursuant to the Merger Agreement. William Blair’s fairness opinion does not address any other aspects of the proposed acquisition or any related transaction, and does not constitute a recommendation to any of the Company’s stockholders as to whether to tender its shares in the Offer or how that stockholder should vote or otherwise act with respect to the Merger Agreement or the proposed acquisition. William Blair did not address the merits of the underlying decision by the Company to engage in the proposed acquisition. The following summary of William Blair’s fairness opinion is qualified in its entirety by reference to the full text of William Blair’s fairness opinion attached as Annex A to this Schedule 14D-9 and incorporated herein by reference.

In connection with William Blair’s fairness opinion, William Blair examined or discussed, among other things:

•	the draft of the Merger Agreement dated August 26, 2014, and William Blair assumed that the final form of the Merger Agreement would not differ from such draft in any material respects;

•	audited historical financial statements of the Company for the three fiscal years ended December 31, 2011, 2012 and 2013;

•	unaudited financial statements of the Company for the fiscal quarters ended March 31, 2014 and June 30, 2014;

•	certain internal business, operating and financial information and forecasts of the Company, as well as certain information regarding cost savings initiatives, prepared by the senior management of the Company;

•	certain information regarding publicly available financial terms of certain other business combinations William Blair deemed relevant;

•	the financial position and operating results of the Company compared with those of certain other publicly traded companies William Blair deemed relevant;

•	the current and historical market prices and trading volumes of the common stock of the Company; and

•	certain other publicly available information on the Company.

William Blair also held discussions with members of the senior management of the Company to discuss the foregoing, considered other matters that it deemed relevant to its inquiry and took into account such accepted financial and investment banking procedures and considerations as it deemed relevant. In connection with its engagement, William Blair was requested to approach, and held discussions with, third parties to solicit indications of interest for a possible acquisition of the Company.

In rendering its opinion, William Blair assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with William Blair for purposes of William Blair’s fairness opinion including, without limitation, the financial projections provided by senior management of the Company, and William Blair assumed no responsibility or liability therefor. William Blair did not make or obtain an independent valuation or appraisal of the assets, liabilities or solvency of the Company. William Blair was advised by the senior management of the Company that the financial projections examined by William Blair were reasonably prepared on a basis reflecting the best estimates then available to, and judgments of, the Company’s senior management. In addition, due to the Company’s historical underperformance of actual results to budget, William Blair examined, as directed by the Strategic Transactions Committee, certain sensitivity analyses of the financial projections provided by senior management of the Company. William Blair expressed no opinion with respect to the financial projections provided by senior management of the Company, the estimates and judgments on which they were based, or the assumptions in or results of the sensitivity analyses. William Blair did not consider and expressed no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the Offer Price payable to the Company’s other stockholders. William Blair expressed no opinion as to any terms or other aspects of the Merger (other than the Offer Price to the extent specified herein), including, without limitation, the form or structure of the Merger, or tax or accounting consequences thereof.

William Blair’s fairness opinion was based upon economic, market, financial and other conditions existing on, and other information disclosed to William Blair as of, the date of the fairness opinion. Although subsequent developments may affects its opinion, William Blair does not have any obligation to update, revise or reaffirm William Blair’s fairness opinion. William Blair relied as to all legal matters on advice of counsel to the Company, and assumed in rendering its opinion that the Merger would be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

William Blair’s investment banking services and its opinion were provided for the use and benefit of the Strategic Transactions Committee in connection with its consideration of the merger contemplated by the merger agreement. William Blair’s opinion was limited to the fairness, from a financial point of view, of the Offer Price to be received by the Company stockholders (other than Parent and its affiliates) in the merger pursuant to the merger agreement, and William Blair did not address the merits of the underlying decision by the Company to engage in the merger and its opinion does not constitute a recommendation to any company stockholder as to how such stockholder should vote with respect to the merger.

The following is a summary of the material financial analyses performed and material factors considered by William Blair to arrive at its opinion. William Blair performed certain procedures, including each of the financial analyses described below, and reviewed with the Strategic Transactions Committee the assumptions upon which such analyses were based, as well as other factors. Although the summary does not purport to describe all of the analyses performed or factors considered by William Blair in this regard, it does set forth those considered by William Blair to be material in arriving at William Blair’s fairness opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by William Blair, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by William Blair. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by William Blair. The order of the summaries of the analyses described below does not represent the relative importance or weight given to those analyses by William Blair.

Selected Public Company Analysis

William Blair reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market multiples for twelve publicly traded companies with similar products and customer bases to the Company that William Blair deemed relevant. The companies selected by William Blair were: (i) Garmin Ltd., (ii) Harman International Industries, Incorporated, (iii) Tom Tom NV, (iv) Koss Corporation, (v) Logitech International SA, (vi) Motorola Solutions, Inc., (vii) Skullcandy, Inc., (viii) Uniden Corporation, (ix) VOXX International Corporation, (x) Wells-Gardner Electronics Corp., (xi) Icom Incorporation and (xii) ZAGG Inc. Public companies (i) through (iii) were identified as “Automotive Electronics” companies and public companies (iv) through (xii) were identified as “Small/Other Consumer Electronics” companies.

Among the information William Blair considered were net revenue and adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”). In calculating adjusted EBITDA, William Blair adjusted for certain non-recurring, non-operating, and non-cash items, as applicable. William Blair considered the enterprise value for each company, which William Blair calculated as the equity value of the company, plus total debt, minority interest and preferred shares, less cash and cash equivalents. William Blair considered the enterprise value as a multiple of net revenue and adjusted EBITDA for each company for the last 12-month (“LTM”) period for which results were publicly available. The operating results and the corresponding derived multiples for the selected public companies were based on each company’s most recent publicly available financial information and closing share prices as of August 26, 2014.

William Blair then used the implied enterprise value based on the terms of the proposed acquisition to derive implied valuation multiples for the Company based on net revenue and adjusted EBITDA for the LTM period. EBITDA was adjusted for various non-recurring, non-operating or non-cash items, including litigation expenses, tax restructuring costs and costs related to the Merger. William Blair then compared the multiples implied for the Company based on the terms of the proposed acquisition to the range of trading multiples for the selected public companies. Although William Blair compared the trading multiples of the selected public companies to those implied for the Company, none of the selected public companies is directly comparable to the Company. Accordingly, any analysis of the selected public companies involves considerations and judgments concerning the differences in financial and operating characteristics and other factors that would affect the analysis of trading multiples of the selected public companies. Information regarding the multiples derived from William Blair’s selected public company analysis is set forth in the following table.

($ in thousands)	Proposed Transaction Multiples	Minimum	Mean	Median	Maximum
Automotive Electronics Enterprise Value/
LTM Revenue	0.38x	1.28x	1.92x	1.48x	3.00x
LTM Adjusted EBITDA	9.0x	8.8x	11.4x	11.2x	14.2x
Small/Other Consumer Electronics Enterprise Value/
LTM Revenue	0.38x	0.15x	0.63x	0.44x	1.76x
LTM Adjusted EBITDA	9.0x	1.3x	6.9x	7.6x	10.8x

William Blair noted for the Strategic Transactions Committee that the implied multiples for the proposed acquisition were above the mean and median adjusted EBITDA multiples for the Small/Other Consumer Electronics selected public companies and within the range of adjusted EBITDA multiples for the Automotive Electronics selected public companies. Also, William Blair noted for the Strategic Transactions Committee that the implied multiples for the proposed acquisition were within the range of revenue multiples for the Small/Other Consumer Electronics selected public companies and below the range of revenue multiples for the Automotive Electronics selected public companies.

Selected Precedent Transactions Analysis

William Blair performed an analysis of selected precedent transactions consisting of transactions announced since 2005 and focused primarily on target companies with similar business models, financial profiles and/or products offered that William Blair deemed relevant. William Blair did not take into account any announced transactions that were subsequently abandoned or otherwise not consummated. Furthermore, William Blair did not take into account any announced or consummated transaction whereby relevant financial information was not publicly disclosed and available.

William Blair’s analysis was based on publicly available information regarding such transactions. The selected transactions were not intended to be representative of the entire range of possible transactions in the respective industries. The transactions that were examined were (target/acquiror (date closed)): (i) Giantplus Technology Co., Ltd. / Chunghwa Pictures Tubes, Ltd. (April 2013); (ii) LOREX Technology Inc. / FLIR Systems, Inc. (December 2012); (iii) Trafficmaster Ltd. / Vector Capital (July 2010); (iv) Tohoku Pioneer Corporation / Pioneer Corporation (June 2007); (v) Clarion Co. Ltd. / Hitachi, Ltd. (December 2006); and (vi) Performance Products Limited / Cobra Electronics Acquisition (September 2006).

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of the target as a multiple of its revenue and adjusted EBITDA for the LTM period prior to the announcement of the respective transaction. William Blair compared the resulting range of transaction multiples of revenue and adjusted EBITDA for the selected transactions to the implied transaction multiples of LTM net revenue and adjusted EBITDA for the Company based on the terms of the proposed acquisition. Information regarding the multiples from William Blair’s analysis of the selected transactions is set forth in the following table:

Proposed Transaction Multiples
		Minimum	Mean	Median	Maximum
Enterprise Value / LTM Revenue	0.38x	0.33x	0.97x	0.69x	2.14x
Enterprise Value / LTM Adjusted EBITDA	9.0x	5.3x	7.3x	7.0x	10.1x

William Blair noted for the Strategic Transactions Committee that the implied adjusted EBITDA multiple for the proposed acquisition was above the mean and median adjusted EBITDA multiples for the selected precedent transactions. William Blair also noted for the Strategic Transactions Committee that the implied revenue multiple for the proposed acquisition was within the range of revenue multiples for the selected precedent transactions.

Although William Blair analyzed the multiples implied by the selected transactions and compared them to the implied transaction multiples of the Company, none of these transactions or associated companies is directly comparable to the proposed acquisition or the Company. William Blair noted for the Strategic Transactions Committee that many of the transactions it analyzed were for companies with enterprise values significantly larger than the implied enterprise value for the Company. Accordingly, this involved several considerations and judgments concerning the differences in financial and operating characteristics, parties involved and terms of their transactions and other factors therein.

Discounted Cash Flow Analysis.

William Blair utilized two versions of financial projections provided by senior management of the Company to perform discounted cash flow analyses in order to estimate the present value as of June 30, 2014 of the Company’s forecasted free cash flows for the projected fiscal years 2014 through 2018. As more fully described in the section titled “Financial Projections” below, senior management of the Company provided William Blair with base case projections through fiscal year 2018 (the “Base Case”) and growth case projections through fiscal year 2018 (the “Growth Case”). In addition, beginning in July 2014, the Company undertook certain initiatives to reduce cash expenses, which the Company anticipates will provide approximately $1.8 million of net operating expense savings and $0.4 million of capital expenditure reductions in 2014 and reductions in operating expenses of $2.4 million and $0.5 million in capital expenditure reductions in 2015 and beyond (the “Cost Savings Initiative”). However, due to the Company’s historical underperformance of actual results relative to its multi-year plans, the Strategic Transaction Committee asked William Blair to analyze a performance-adjusted scenario by applying a discount of 44% to each of the Base Case and the Growth Case (the “Performance Adjustment”). The 44% discount represents the average historical adjusted EBITDA underperformance by the Company relative to its 2005 Three Year Plan and its 2009 Five Year Plan.

William Blair calculated the assumed terminal value of the Company at December 31, 2018 by multiplying projected adjusted EBITDA contained in each of the cases outlined below in the fiscal year ending December 31, 2018 by multiples ranging from 7.5x to 8.5x. To discount the projected free cash flows and assumed terminal value to present value, William Blair used discount rates ranging from 16% to 18%. The discount rates were selected by William Blair based on the Company’s weighted average cost of capital (“WACC”) using the Capital Asset Pricing Model. William Blair derived implied equity value per Share based on net debt of $15.3 million as of June 30, 2014 and Shares outstanding of approximately 6.6 million as of August 7, 2014 and approximately 0.1 million options with a weighted average strike price of $3.84 as of August 7, 2014.

Base Case

The diluted equity value implied by the Base Case discounted cash flow analysis utilizing the multiples based terminal value ranged from $0.65 per Share to $1.39 per Share. William Blair noted for the Strategic

Transactions Committee that the Offer Price in the proposed transaction was above the range for the Base Case discounted cash flow analysis.

Growth Case

The diluted equity value implied by the Growth Case discounted cash flow analysis utilizing the multiples based terminal value ranged from $4.54 per Share to $6.24 per Share. William Blair noted for the Strategic Transactions Committee that the Offer Price in the proposed transaction was below the range for the Growth Case discounted cash flow analysis.

Base Case with Performance Adjustment

The diluted equity value implied by the Base Case discounted cash flow analysis utilizing the multiples based terminal value ranged from $(0.31) per Share to $0.28 per Share after application of the Performance Adjustment. William Blair noted for the Strategic Transactions Committee that the Offer Price in the proposed transaction was above the range for the Base Case with Performance Adjustment discounted cash flow analysis.

Growth Case with Performance Adjustment

The diluted equity value implied by the Growth Case discounted cash flow analysis utilizing the multiples based terminal value ranged from $1.09 per Share to $2.20 per Share after application of the Performance Adjustment. William Blair noted for the Strategic Transactions Committee that the Offer Price in the proposed transaction was above the range for the Growth Case with Performance Adjustment discounted cash flow analysis.

Base Case with Cost Savings Initiative and Performance Adjustment

This analysis applied the Performance Adjustment to the Base Case, after giving effect to the Cost Savings Initiative (the Cost Savings Initiative is not otherwise reflected in the analyses unless noted). The diluted equity value implied by the Base Case discounted cash flow analysis utilizing the multiples based terminal value ranged from $2.02 per Share to $2.94 per Share after giving effect to the Cost Savings Initiative and then applying the Performance Adjustment. William Blair noted for the Strategic Transactions Committee that the Offer Price in the proposed transaction was above the range for the Base Case with Cost Savings Initiative and Performance Adjustment discounted cash flow analysis.

Growth Case with Cost Savings Initiative and Performance Adjustment

This analysis applied the Performance Adjustment to the Growth Case, after giving effect to the Cost Saving Initiative (the Cost Savings Initiative is not otherwise reflected in the analyses unless noted). The diluted equity value implied by the Growth Case discounted cash flow analysis utilizing the multiples based terminal value ranged from $3.41 per Share to $4.86 per Share after giving effect to the Cost Savings Initiative and then applying the Performance Adjustment. William Blair noted for the Strategic Transactions Committee that the Offer Price in the proposed transaction was within the range for the Growth Case with Cost Savings Initiative and Performance Adjustment discounted cash flow analysis.

Premiums Paid Analysis.

William Blair reviewed data from 213 acquisitions of U.S. publicly traded companies announced since January 1, 2008 and with transaction enterprise values between $25 million and $100 million in which 100% of the target’s equity was acquired, excluding targets that are closed-end funds and real estate investment trusts. Based on this set of public transactions, William Blair analyzed the acquisition price per share as a premium to the closing share price one day, one week, one month, 60 days, 90 days and 180 days prior to the August 27, 2014 announcement of the transaction, for all 213 transactions. William Blair compared the range of resulting per share common share price premiums for the reviewed transactions to the premiums implied by the proposed acquisition based on the Company’s Share prices one day, one week, one month, 60 days, 90 days and 180 days prior to August 27, 2014 and November 22, 2013 (the date of the original proposal from Escort with premiums calculated based on the $4.00 per share price included in such proposal). Information regarding the premiums from William Blair’s analysis of selected transactions is set forth in the following table:

			Premiums Paid Percentage Data by Percentile
Premium Period Before August 27, 2014	Company Common Share Price	Premium at $4.30 / Share	10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Prior	$3.89	10.5%	6.1%	14.0%	20.3%	31.8%	40.0%	50.8%	62.9%	84.8%	111.9%
One Week Prior	$3.87	11.1%	4.8%	15.9%	22.1%	31.4%	40.3%	51.5%	64.2%	81.8%	115.6%
One Month Prior	$4.19	2.6%	4.5%	19.1%	26.3%	34.3%	42.5%	56.4%	70.6%	89.1%	153.3%
60 Days Prior	$3.53	21.8%	5.4%	17.0%	29.1%	35.3%	43.3%	53.1%	67.3%	92.5%	151.4%
90 Days Prior	$3.23	33.1%	1.0%	15.8%	29.1%	37.1%	47.0%	55.7%	72.0%	84.7%	145.3%
180 Days Prior	$3.39	26.8%	(10.4)%	6.1%	18.0%	33.0%	44.4%	56.3%	70.1%	85.2%	146.0%

William Blair noted for the Strategic Transactions Committee that the Offer Price premium to the Company’s closing stock price one day and one week prior to August 27, 2014 was above the 10th percentile and below the 20th percentile of the analyzed precedent public transactions, the Offer Price premium to the Company’s one month prior closing stock price was below the 10th percentile of the analyzed transactions, the Offer Price premium to the Company’s 60-day prior closing price was above the 20th percentile and below the 30th percentile of the analyzed transactions and the Offer Price premium to the 90-day and 180-day prior closing prices was above the 30th percentile and below the 40th percentile of the analyzed transactions.

			Premiums Paid Percentage Data by Percentile
Premium Period Before November 22, 2013	Company Common Share Price	Premium at $4.00 / Share	10th	20th	30th	40th	50th	60th	70th	80th	90th
One Day Prior	$2.90	37.9%	6.1%	14.0%	20.4%	31.9%	40.0%	51.7%	63.3%	84.6%	111.6%
One Week Prior	$2.88	38.9%	4.9%	16.1%	22.2%	31.5%	40.7%	51.8%	65.2%	81.8%	114.7%
One Month Prior	$2.75	45.6%	4.5%	19.1%	26.3%	34.4%	42.5%	56.4%	70.4%	89.0%	153.1%
60 Days Prior	$2.64	51.5%	5.5%	17.02%	29.3%	35.5%	43.35%	54.6%	67.2%	92.4%	151.0%
90 Days Prior	$2.63	52.1%	1.0%	16.1%	29.1%	37.5%	46.3%	55.2%	71.6%	84.6%	144.8%
180 Days Prior	$3.10	29.0%	(10.4)%	6.1%	18.1%	33.3%	44.48%	55.8%	70.0%	85.2%	145.3%

William Blair noted for the Strategic Transactions Committee that the $4.00 price per share reflected in Escort’s original offer of November 22, 2013 reflected (i) a premium to the Company’s closing stock price one day and one week prior to November 22, 2013 that was above the 40th percentile and below the 50th percentile of the analyzed precedent public transactions, (ii) a premium to the Company’s closing stock price one month and 60-days prior to November 22, 2013 that was above the 50th percentile and below the 60th percentile of the analyzed precedent public transactions and (iii) a premium to the Company’s closing stock price 180-days prior to November 22, 2013 that was above the 30th percentile and below the 40th percentile of the analyzed precedent public transactions.

General

This summary is not a complete description of the analysis performed by William Blair, but contains the material elements of the analysis. The preparation of an opinion regarding fairness is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. The preparation of an opinion regarding fairness does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but requires William Blair to exercise its professional judgment, based on its experience and expertise, in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by William Blair was carried out in order to provide a different perspective on the financial terms of the proposed acquisition and add to the total mix of information available. The analyses were prepared solely for the purpose of William Blair providing its opinion and do not purport to be appraisals or necessarily reflect the prices at which securities actually may be sold. William Blair did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion about the fairness of the Offer Price to be received by the Company’s stockholders. Rather, in rendering its oral opinion on August 27, 2014 (subsequently confirmed in writing) to the Strategic Transactions Committee, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, as to whether the Offer Price to be received by the Company’s stockholders (other than Parent and its affiliates) was fair to such stockholders, from a financial point of view, William Blair considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. William Blair’s fairness opinion considered each valuation method equally and did not place any particular reliance on a specific analysis. Accordingly, notwithstanding the separate factors summarized above, William Blair believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the proposed acquisition. In performing its analyses, William Blair made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by William Blair are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

William Blair has been engaged in the investment banking business since 1935. William Blair continually undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of its business, William Blair may from time to time trade the securities of the Company for its own account and for the accounts of its customers, and accordingly may at any time hold a long or short position in such securities. The Strategic Transactions Committee hired William Blair based on its qualifications and expertise in providing financial advice to companies and its reputation as an internationally recognized investment banking firm.

Fees

Pursuant to a letter agreement dated December 18, 2013, a retainer fee of $100,000 was paid to William Blair upon execution of the letter agreement and an additional fee of $250,000 became payable to William Blair upon delivery of William Blair’s fairness opinion. A fee of $1,000,000, less any fees previously paid to William Blair, will become payable to William Blair upon the consummation of the proposed acquisition. No portion of the fees payable to William Blair were contingent on the conclusions reached by William Blair in William Blair’s fairness opinion. In addition, the Company agreed to reimburse William Blair for certain of its out-of-pocket expenses (including fees and expenses of its counsel and any other independent experts retained by William Blair) reasonably incurred by it in connection with its services and to indemnify William Blair against potential liabilities arising out of its engagement, including certain liabilities under the U.S. federal securities laws.

The Board selected William Blair as its financial advisor given, among other things, William Blair’s reputation, knowledge of the Company and the industry and experience with transactions similar to those contemplated by the Board. Pursuant to a letter agreement dated December 18, 2013 (the “Engagement Letter”), the Company engaged William Blair to act as its financial advisor in connection with the evaluation of strategic alternatives by the Board, including the possible business combination of the Company with another party (including through a tender offer, merger, sale or exchange of 50% or more of the outstanding capital stock of the Company). For a description of the terms of William Blair’s engagement as the Company’s financial advisor, see the discussion set forth in Item 5 below.

Forward-Looking Financial Information

The Company does not as a matter of general practice make public detailed projections as to its anticipated financial position or results of operations due to the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections, other than providing, from time to time, estimated ranges of certain expected financial results and operational metrics in its regular earnings press releases and other investor material. In connection with the evaluation of a possible transaction, in December 2013 and February 2014 the Company’s management prepared and provided to the Board and William Blair forward-looking financial information for years 2014 through 2018 based upon projections developed by the Company. The projections contained both a base case and a growth case. In addition, in July 2014 the Company’s management prepared and provided to the Board and William Blair a reforecast prepared in accordance with the Company’s customary practice containing forward-looking information for the third and fourth quarters of 2014 and the full year 2014.

None of the financial projections were intended for public disclosure. Nonetheless, a summary of the financial projections is included in this Schedule 14D-9 only because certain of the financial projections were made available to the Board, William Blair and Parent. The inclusion of the financial projections in this Schedule 14D-9 does not constitute an admission or representation by the Company that the information is material.

The financial projections are unaudited and were not prepared with a view toward public disclosure or compliance with the American Institute of Certified Public Accountants requirements for preparation and presentation of prospective financial information or United States generally accepted accounting principles (which is referred to in this Schedule 14D-9 as “GAAP”) or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. They were, in general, prepared solely for certain uses by each of the Company’s management, the Board and William Blair. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections, nor have they expressed any opinion or any other form of assurance on the financial projections or their achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

Because the financial projections reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The financial projections also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The financial projections constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, the factors described in the section entitled “Risk Factors” in the Company’s annual report on Form 10-K for the year ended December 31, 2013 and the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 and in the Company’s other filings with the SEC. For additional information on factors that may cause the Company’s future financial results to materially vary from the projected results summarized below, see the section below entitled “Cautionary Statement Regarding Forward-Looking Statements.” Accordingly, there can be no assurance that the projected results summarized below are indicative of the future performance of the Company or that actual results will not differ materially from the projected results summarized below, and the financial projections cannot be considered a guarantee of future operating results and should not be relied upon as such.

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Offer and the Merger. Further, the financial projections do not take into account the effect of any failure of the Offer and the Merger to be consummated and should not be viewed as accurate or continuing in that context.

Non-GAAP financial measures such as earnings before interest, taxes, depreciation and amortization (“EBITDA”) and adjusted operating income should not be considered in isolated form, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

Financial Projections

SELECTED UNAUDITED BASE CASE FORECAST

Base Case	2014	2015	2016	2017	2018
	(dollars in thousands)
Net Sales	$121,422	$123,880	$127,412	$132,337	$135,974
Operating Income	$1,847	$1,795	$1,993	$2,534	$2,674
EBITDA	$5,120	$5,162	$5,490	$5,895	$6,224

SELECTED UNAUDITED GROWTH CASE FORECAST

Growth Case	2014	2015	2016	2017	2018
	(dollars in thousands)
Net Sales	$127,949	$145,311	$156,104	$168,134	$179,795
Operating Income	$3,546	$5,308	$6,612	$8,526	$10,215
EBITDA	$6,867	$8,873	$10,452	$12,250	$14,098

SELECTED UNAUDITED JULY 2014 REFORECAST

2014 (dollars in thousands)
Net Sales	$119,406
Adjusted Operating Income*	$2,925
EBITDA	$5,853

* Adjusted to exclude certain expenses incurred in connection with the transactions contemplated by the Merger Agreement in 2014.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

William Blair

Pursuant to the Engagement Letter, the Company engaged William Blair to act as its financial advisor in connection with the evaluation of strategic alternatives by the Board, including the possible business combination of the Company with another party (including through a tender offer, merger, sale or exchange of 50% or more of the outstanding capital stock of the Company). Pursuant to the terms of the Engagement Letter, the Company agreed to pay William Blair (i) an initial fee of $100,000 upon the execution of the Engagement Letter (the “Initial Fee”), (ii) an additional fee of $250,000 upon William Blair advising the Board as the fairness, from a financial point of view, to the Company’s stockholders of the consideration to be received by such stockholders in respect of the transactions contemplated under the Engagement Letter (the “Opinion Fee”), and (iii) a transaction fee contingent upon the consummation of a transaction contemplated under the Engagement Letter of the greater of 2.25% of the total consideration received by the Company and its stockholders in such a transaction and $1 million, and against which the Initial Fee and the Opinion Fee are creditable. In addition, the Company has agreed to reimburse William Blair for certain of its expenses, including attorneys’ fees, and to indemnify William Blair and related persons against various liabilities. The Board chose to engage William Blair given, among other things, William Blair’ reputation, knowledge of the Company and the industry, and experience with transactions similar to those contemplated by the Board.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

During the past 60 days, to the Company’s knowledge, no transactions with respect to the Shares have been effected by any of the Company’s directors, executive officers, affiliates, or any of the Company’s subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

The Company has agreed that from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement (a) the Company will, and will cause its subsidiaries and certain of its representatives to, cease any solicitations, discussions or negotiations with any persons that may be ongoing with respect to any competing proposal and (b) the Company will not, and will cause its subsidiaries and certain of its representatives not to, initiate, solicit or knowingly encourage or facilitate the submission of an acquisition proposal (as defined in the Merger Agreement), furnish any non-public information regarding the Company or any of its subsidiaries to any third party in connection with an acquisition proposal or participate in any discussion or negotiations with any third party with respect to an acquisition proposal. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives an unsolicited acquisition proposal. The information set forth in Section 11 of the Offer to Purchase under the heading “The Merger Agreement; Other Agreements—The Merger Agreement—Acquisition Proposals” is incorporated herein by reference.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in this Item 7.

Item 8.	Additional Information.

Regulatory Approvals

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The purchase of the Shares pursuant to the Offer is not subject to the HSR Act.

Notice of Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is effected, holders of Shares immediately prior to the Effective Time who did not tender such Shares and who otherwise complied with the applicable statutory procedures under Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the Merger Consideration.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and is required to include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this notice, demand in writing appraisal of such Shares, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such Shares in the Offer; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Cobra Electronics Corporation, 6500 West Cortland Street, Chicago, Illinois 60707, attention: Robert J. Ben. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the Register in Chancery of the Court of Chancery of the State of Delaware (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Merger Consideration.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer, and you must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

State Takeover Laws

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(a) before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(c) following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board, for purposes of Section 203 of the DGCL and the requirements of any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws or regulations or other takeover laws and regulations of any state, adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Stockholder Approval Not Required

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote will be necessary to effect the Merger.

Golden Parachute Compensation

Background

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC executive compensation disclosure rules, and in this section such term is used to describe the Merger-related compensation payable to the Company’s named executive officers.

Aggregate Amounts of Potential Compensation

The following table summarizes potential golden parachute compensation that each named executive officer could be entitled to receive from the Company if the Offer and the Merger are consummated (including the value of payments made with respect to the accelerated vesting and cash-out of Restricted Stock pursuant to the Merger Agreement) and, for certain payments and benefits if the named executive officer thereafter incurs a termination of employment under certain circumstances. The following amounts also include any payments related to Options held by the executive officers that have exercise prices per Share less than the Merger Consideration ($4.30 per Share). Pursuant to the Merger Agreement, Options that have exercise prices per Share in excess of the Merger Consideration ($4.30 per Share) will be cancelled immediately prior to the Effective Time without the payment of any consideration. The amounts shown in the table are approximate and reflect certain assumptions that the Company has made in accordance with the SEC’s executive compensation disclosure rules. These assumptions are that the termination of employment and change in control occurred on October 8, 2014 (the first date upon which the Offer may be consummated), and that the value of a Share on that day was $4.30, which is equal to the Offer Price and the Merger Consideration. In addition, in accordance with the SEC’s executive compensation disclosure rules, the following discussion and amounts do not include payments and benefits that are not enhanced by the change in control.

The table below estimates what would be paid on October 8, 2014, assuming each executive officer’s employment is terminated under circumstances entitling the executive officer to severance benefits. See also “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Agreements with Current Executive Officers and Directors of the Company” for information regarding the current change in control arrangements with the Company’s current executive officers.

	Golden Parachute Compensation
	Cash (1)	Equity (2)	Pension/ NQDC	Perquisites/ Benefits	Tax Reimbursement	Other	Total
James R. Bazet Chairman & CEO	$1,283,628	$53,207	—	—	—	—	$1,336,835
Sally A. Washlow, President	—	$24,833	—	—	—	—	$24,833
Robert J. Ben, Senior VP, CFO & Secretary	—	$20,640	—	—	—	—	$20,640

(1)	Mr. Bazet’s employment agreement provides for “double-trigger” severance triggered by the change in control that will occur upon consummation of the Offer and payment is conditioned upon Mr. Bazet’s involuntary termination within 24 months after the change in control. The amount reflected in this column represents $1,251,628 in severance and the vesting of a $32,000 retention bonus. The amount reflected in this column does not include any prorated annual bonus for the year in which termination of employment occurs that Mr. Bazet would be entitled to receive pursuant to his employment agreement.

(2)	The Company’s equity incentive plans provide for “single-trigger” accelerated vesting of stock-based awards in connection with a change in control. The amounts reported in the table represent the value of the equity that would accelerate in connection with a change in control. The values reported were calculated based on the Offer price of $4.30 per Share and, in the case of options, represent the difference between the Offer price and the exercise price of the options. The following table shows the amounts in this column attributable to the equity awards:

Name	Number of Shares Subject to Unvested Options	Value of Unvested Options	Number of Shares Subject to Unvested Restricted Stock	Value of Restricted Stock
James R. Bazet	—	—	11,550	$49,665
Sally A. Washlow	—	—	5,775	$24,833
Robert J. Ben	—	—	4,800	$20,640

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including that Purchaser must have accepted for payment all Shares that Purchaser becomes obligated to purchase pursuant to the Offer; any statements of expectation or belief; any statement regarding the future financial performance of the Company; and any statements of assumptions underlying any of the foregoing. These statements reflect management’s expectations, estimates and assumptions, based on current and available information at the time the document was prepared. The words “anticipate,” “believe,” “estimate,” “target,” “expect,” “predict,” “plan,” “possible,” “project,” “intend,” “likely,” “will,” “should,” “could,” “may,” “foreseeable,” “would” and similar expressions are intended to identify forward-looking statements. Investors and holders of Shares are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the holders of Shares will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may investigate, prohibit, condition, enjoin or delay the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; legal proceedings that may be instituted against the Company and others following announcement of the definitive agreement entered into with Parent and Purchaser; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Parent and Purchaser. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Shares may also obtain free copies of the documents filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.cobra.com under the heading “SEC Filings” within the “Investor Relations” portion of the Company’s website. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated by reference:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 10, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).*

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).*

(a)(1)(E)	Form of Summary Advertisement as published in The New York Times on September 10, 2014 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).

(a)(5)(A)	Press Release, dated August 28, 2014 issued by Cobra and Parent (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 28, 2014).

(a)(5)(B)	Opinion of William Blair & Co., L.L.C., dated August 27, 2014 (incorporated by referenced to Annex A attached to this Schedule 14D-9).*

(b)(1)	Financing Commitment Letter, dated August 27, 2014, by and among Monomoy Capital Partners II, L.P., MCP Supplemental Fund II, L.P. and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).

(b)(2)	Limited Guaranty, dated August 27, 2014, by and between Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P. in favor of the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).

(d)(1)	Agreement and Plan of Merger, dated August 27, 2014, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 28, 2014).*

(d)(2)	Confidentiality Agreement, dated January 28, 2014, by and between Chaperone Holdings, Inc. and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).

(e)(1)	First Amendment to Amended and Restated Rights Agreement, dated August 27, 2014, by and between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 28, 2014).

(e)(2)	2010 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement Schedule 14A dated April 1, 2010).

(e)(3)	1997 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-K for the year ended December 31, 2013).

(e)(4)	2000 Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 dated July 25, 2000 (File No. 333-42164)).

Exhibit Number	Description

(e)(5)	Executive Deferred Compensation Plan dated December 2, 1999 (incorporated by reference to Exhibit No. 10.14 to the Company’s Form 10-K for the year ended December 31, 1999).

(e)(6)	First Amendment to Executive Deferred Compensation Plan effective as of December 31, 2008 (incorporated by reference to Exhibit 10.27 to the Company’s Form 10-K for the year ended December 31, 2010).

(e)(7)	2002 Deferred Compensation Plan for Select Executives (incorporated by reference to Exhibit 10.29 to the Company’s Form 10-K for the year ended December 31, 2010).

(e)(8)	First Amendment to 2002 Deferred Compensation Plan for Select Executives effective as of November 1, 2008 (incorporated by reference to Exhibit 10.30 to the Company’s Form 10-K for the year ended December 31, 2010).

(e)(9)	Second Amendment to 2002 Deferred Compensation Plan for Select Executives effective as of December 31, 2008 (incorporated by reference to Exhibit 10.31 to the Company’s Form 10-K for the year ended December 31, 2010).

(e)(10)	Third Amendment to 2002 Deferred Compensation Plan for Select Executives effective as August 1, 2010 (incorporated by reference to Exhibit 10.32 to the Company’s Form 10-K for the year ended December 31, 2010).

(e)(11)	Employment Agreement between the Company and James Bazet dated as of June 20, 2012 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 20, 2012).

(e)(12)	Employment Agreement between the Company and Sally Washlow dated as of July 28, 2010 (incorporated by reference to Exhibit 10.1 the Company’s Form 10-Q for the quarter ended September 30, 2010).

(e)(13)	Amendment to Letter Agreement dated January 4, 2013 between the Company and Sally Washlow (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 4, 2013).

(e)(14)	Employment Agreement between the Company and Robert J. Ben dated as of May 11, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2011).

(e)(15)	2014 Executive Incentive Payment Plan (incorporated by reference to Exhibit 10.1 the Company’s Form 10-Q for the quarter ended March 31, 2014).

(e)(16)	Restated Certificate of Incorporation of the Company, as amended October 28, 1998 (incorporated by reference to Exhibit 3(i) to the Company’s Form 10-K for the year ended December 31, 1998).

(e)(17)	Amended and Restated Bylaws of the Company adopted February 19, 2013 (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K dated February 19, 2013).

(e)(18)	Tender and Support Agreement, dated as of August 27, 2014, by and among Parent, Purchaser, James R. Bazet, Sally A. Washlow, Robert J. Ben, William P. Carmichael, John S. Lupo, Ian R. Miller and S. Sam Park (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Purchaser filed with the SEC on September 10, 2014).

*	Included in materials mailed to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COBRA ELECTRONICS CORPORATION

By:	/s/ Robert J. Ben
Robert J. Ben
Senior Vice President, Chief Financial Officer and Secretary

Dated: September 10, 2014

Annex A

August 27, 2014

Cobra Electronics Corporation

Strategic Transactions Committee

6500 West Cortland Street

Chicago, Illinois 60707

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock (collectively the “Stockholders”) of Cobra Electronics Corporation (the Company”) of the $4.30 per share in cash proposed to be paid to the Stockholders (other than Venom Electronics Holdings, Inc. (“Parent”) and its affiliates) pursuant to the draft Agreement and Plan of Merger dated as of August 26, 2014 (the “Merger Agreement”) by and among Parent, Venom Electronics Merger Sub, Inc., a wholly-owned direct subsidiary of Parent (“Merger Sub”), and the Company. Pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, Merger Sub will commence a tender offer to purchase all of the outstanding shares of common stock of the Company, $0.33 1/3 value per share (each, a “Share”), at a price equal to $4.30 per Share (the “Tender Offer”), and will accept all shares validly tendered and not withdrawn, subject to the terms of the Merger Agreement. The Merger Agreement further provides that following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and together with the Tender Offer, the “Transaction”), and each outstanding Share (other than Shares owned directly or indirectly by the Company, Parent or its affiliates) will be cancelled and converted into the right to receive $4.30 in cash (the per Share consideration to be received in the Tender Offer and the Merger, the “Merger Consideration”). The terms and conditions of the Transaction are set forth more fully in the Merger Agreement.

We are familiar with the Company, having provided certain investment banking services to the Company from time to time.

In connection with our review of the proposed Transaction and the preparation of our opinion herein, we have examined: (a) a draft of the Merger Agreement dated August 26, 2014, and we have assumed that the final form of the Merger Agreement will not differ from such draft in any material respects; (b) audited historical financial statements of the Company for the three fiscal years ended December 31, 2011, 2012 and 2013; (c) unaudited financial statements of the Company for the fiscal quarters ended March 31, 2014 and June 30, 2014; (d) certain internal business, operating and financial information and forecasts of the Company, as well as certain information regarding cost savings initiatives, prepared by the senior management of the Company (the “Forecasts”); (e) certain information regarding publicly available financial terms of certain other business combinations we deemed relevant; (f) the financial position and operating results of the Company compared with those of certain other publicly traded companies we deemed relevant; (g) the current and historical market prices and trading volumes of the common stock of the Company; and (h) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant. In connection with our engagement, we were requested to approach, and held discussions with, third parties to solicit indications of interest in a possible acquisition of the Company.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion, including without limitation the Forecasts provided by the senior management of the Company, and we assume no responsibility or liability therefor. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company’s financial statements or other information made available to us. In addition, due to the Company’s historical underperformance of actual results to budget, we have examined, as directed by the Strategic Transactions Committee of the Company (the “Committee”), certain sensitivity analyses of the Forecasts. We express no opinion with respect to the Forecasts, the estimates and judgments on which they are based, or the assumptions in or results of the sensitivity analyses. We did not consider and express no opinion as to the amount or nature of the compensation to any of the Company’s officers, directors or employees (or any class of such persons) relative to the Merger Consideration payable to the Company’s other stockholders. We express no opinion as to any terms or other aspects of the Transaction (other than the Merger Consideration to the extent specified herein), including, without limitation, the form or structure of the Transaction, or tax or accounting consequences thereof. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have relied as to all legal matters on advice of counsel to the Company, and have assumed that the Transaction will be consummated on the terms described in the Merger Agreement, without any waiver of any material terms or conditions by the Company.

William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to the Company in connection with the Transaction have received a retainer fee and will receive a fee from the Company for our services, a significant portion of which is contingent upon consummation of the Tender Offer. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

Our investment banking services and our opinion were provided for the use and benefit of the Committee in connection with its consideration of the transaction contemplated by the Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders (other than Parent and its affiliates) of the Merger Consideration in connection with the Transaction, and we do not address the merits of the underlying decision by the Company to engage in the Transaction and this opinion does not constitute a recommendation to any Stockholder as to whether such Stockholder should tender Shares in connection with the Tender Offer, or how any such Stockholder should vote or otherwise act with respect to the Transaction. It is understood that this letter may not be disclosed or otherwise referred to without our prior written consent, except that the opinion may be included in its entirety in a Solicitation/Recommendation Statement on Schedule 14D-9 mailed to the Stockholders by the Company with respect to the Tender Offer. This opinion has been reviewed and approved by our Fairness Opinion Committee.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the Stockholders (other than Parent and its affiliates).

Very truly yours,

/s/ William Blair & Company, L.L.C.
WILLIAM BLAIR & COMPANY, L.L.C.

Annex B

Delaware General Corporations Law § 262 Appraisal rights

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.